PE
5/30/02

02038012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By /s/ Shunsuke Takeda

Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

Date: May 30, 2002

Material Contained

1. Press release of ORIX Corporation dated May 29, 2002 regarding the offering by ORIX Corporation of Liquid Yield Option™ Notes (LYONs) due 2022 (Zero Coupon – Senior).
2. Information supplement dated May 29, 2002, providing certain additional information concerning ORIX Corporation and its consolidated subsidiaries, as of and for the fiscal year ended March 31, 2002, supplementing the *Kessan Tanshin* announcement by ORIX prepared under United States generally accepted accounting principles ("US GAAP") and published by ORIX on April 25, 2002 in Japanese and translated into English.

FOR IMMEDIATE RELEASE

Contact: ORIX Corporation
Les Hoy, Investor Relations
03-5419-5102
leslie_hoy@orix.co.jp

May 29, 2002

Notice with Regard to the Issue of Liquid Yield Option Notes (Zero Coupon-Senior) due 2022

Please note that ORIX Corporation (the "Company") proposes to issue up to US$1,022,000,000 principal amount of Liquid Yield Option Notes due 2022 (Zero Coupon-Senior) (the "LYONs") for proceeds of up to US$399,663,320. Each LYON incorporates one stock acquisition right entitling the holder to acquire shares of common stock of the Company upon the satisfaction of certain conditions. The LYONs will be offered to non-US persons outside the United States pursuant to Regulation S under the Securities Act of 1933 (the "Securities Act") and to qualified institutional buyers inside the United States pursuant to Rule 144A under the Securities Act.

[Reference]

1. Date of resolution of the Company's Board of Directors in respect to the issue of the LYONs: May 28, 2002
2. Pricing Date: May 29, 2002
3. Issue date (payment date): June 14, 2002 (London Time)

SUPPLEMENT

This Information Supplement ("Supplement") dated May 29, 2002 provides certain additional information concerning ORIX Corporation (the "Company") and its consolidated subsidiaries (collectively referred to herein as "ORIX") as of and for the fiscal year ended March 31, 2002, and supplements the *Kessan Tanshin* announcement by ORIX prepared under United States generally accepted accounting principles ("US GAAP") and published by ORIX on April 25, 2002 in Japanese and translated into English.

All references in this Supplement to "US dollars", "dollars", "US$" and "$" refer to the currency of the United States of America and those to "yen" and "¥" refer to the currency of Japan. References to "fiscal 1999", "fiscal 2000", "fiscal 2001" and "fiscal 2002" are to the Company's fiscal years ended March 31, 1999, 2000, 2001, and 2002, respectively. For convenience, certain yen amounts in this Supplement have been translated into dollars at the rate of ¥133.25 to $1.00, which was the approximate exchange rate prevailing at March 31, 2002. Such translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate.

Certain monetary amounts included in this Supplement have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

For further information please contact:

Corporate Communications
ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo 105-8683
Japan
Tel: (03) 5419-5102 Fax: (03) 5419-5901
E-mail: leslie_hoy@orix.co.jp

FORWARD-LOOKING STATEMENTS

This Supplement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts included in this Supplement, including, without limitation, those regarding ORIX's financial position, business strategy, plans and objectives of management for future operations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ORIX, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding ORIX's present and future business strategies and the environment in which ORIX will operate in the future. Among the important factors that could cause ORIX's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic conditions in and outside Japan, market interest rates, statutory restrictions on financial products, governmental activities affecting the Japanese and other economies, government regulation relating to the operation of the businesses of ORIX, ORIX's ability to integrate acquired businesses, ORIX's relationship with its strategic partners and ORIX's ability to obtain financing when required. Additional factors that could cause actual results, performance or achievements to differ materially include, but are not limited to, those discussed under the section titled "Investment Considerations". These forward-looking statements speak only as of the date of this Supplement. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in ORIX's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in this section is based on ORIX's consolidated financial statements as of, and for the years ended, March 31, 2000, 2001 and 2002 which have been prepared in accordance with US GAAP. ORIX's financial statements as of, and for the years ended, March 31, 2000 and 2001 have been audited by Asahi & Co. ORIX's financial statements as of, and for the year ended, March 31, 2002 are unaudited and based on the *Kessan Tanshin* announcement prepared under US GAAP and published on April 25, 2002 by ORIX in Japanese which has been translated into English.

General

The following discussion and analysis provides information that management believes to be relevant to understanding ORIX's consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements of ORIX, including the notes thereto, included in this Supplement.

Overview

ORIX is engaged principally in financial service businesses. These include leasing and commercial and consumer finance businesses in Japan and in overseas markets. ORIX earns its revenues mainly from direct financing leases, operating leases and life insurance premiums, as well as interest on loans and investment securities. Its expenses include mainly interest expense, depreciation on operating leases, life insurance costs, selling, general and administrative expenses and provision for doubtful receivables on direct financing leases and possible loan losses. ORIX requires funds mainly to purchase equipment for leases, extend loans and invest in securities.

ORIX earns most of its revenues from its operations in Japan. Revenues from overseas operations have also contributed significantly to its operating results in recent periods. Overseas operations generated 24.4% and 22.3% of ORIX's total revenues in the years ended March 31, 2001 and March 31, 2002, respectively.

Presentation of income from investments

ORIX presents income from investments in separate lines of its consolidated statements of income, depending upon the type of security and whether the security is held in connection with its life insurance operations. The balances of its investments in securities are shown by type of security and operation as of the end of each of the last three years ended March 31, 2002 in the tables below.

	As of March 31, 2000		
	Life insurance	Other operations	Total
	(In millions of yen)		
Fixed income securities	¥390,523	¥203,689	¥594,212
Marketable equity securities	13,243	91,108	104,351
Other securities	13,379	46,439	59,818
Total	¥417,145	¥341,236	¥758,381

	As of March 31, 2001		
	Life insurance	Other operations	Total
	(In millions of yen)		
Fixed income securities	¥519,995	¥256,514	¥776,509
Marketable equity securities	7,167	65,230	72,397
Other securities	9,975	83,277	93,252
Total	¥537,137	¥405,021	¥942,158

	As of March 31, 2002		
	Life insurance	Other operations	Total
	(In millions of yen)		
Fixed income securities	¥433,463	¥242,956	¥676,419
Marketable equity securities	73	53,448	53,521
Other securities	23,596	107,800	131,396
Total	¥457,132	¥404,204	¥861,336

Interest ORIX earns on fixed income securities and on interest-earning securities classified in other securities held in connection with operations other than life insurance is reflected in its consolidated statements of income as interest on loans and investment securities. All other income and losses (other than foreign currency transaction gain or loss and write-downs of securities) ORIX recognizes on securities held in connection with operations other than life insurance are reflected in its consolidated statements of income as brokerage commissions and gains on investment securities. All income and losses (other than foreign currency transaction gain or loss and write-downs of securities) ORIX recognizes on securities held in connection with life insurance operations are reflected in its consolidated statements of income as life insurance premiums and related investment income.

Policies relating to non-performing assets and charge-offs

ORIX reviews delinquencies or other transactions which are not in compliance with its internal policies as frequently as every two weeks in the case of domestic transactions. Transactions with payments three months or more overdue are reported to the corporate executive officer responsible for the Investment and Credit Evaluation Group. ORIX stops accruing revenues on direct financing leases and installment loans when principal or interest is past due 180 days or more, or earlier if management determines that it is doubtful that it can collect on direct financing leases and installment loans. The decision is based on factors such as the general economic environment, individual clients' creditworthiness and historical loss experience, delinquencies and accruals. After ORIX has set aside provisions for a non-performing asset, it carefully monitors the quality of any underlying collateral, the status of management of the obligor and other important factors. When ORIX determines that there is little likelihood of continued repayment by the borrower or lessee, it sells the leased equipment or loan collateral, and it records a charge-off for the portion of the lease or loan that remains outstanding.

ORIX's charge-off policy is greatly affected by Japanese tax law, which limits the amount of tax deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations do not specify a maximum time period after which charge-offs must occur.

It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, ORIX is required to keep its primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If ORIX had prepared its accounting records as if each charge-off had occurred at an arbitrary date, the differences in its financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. ORIX believes that the most significant of these differences, when comparing itself to other non-Japanese companies (particularly US companies), may be the delay in when it records a charge-off. In a period of worsening economic conditions and increasing delinquencies, ORIX may reflect a lower charge-off ratio than it would if it applied the charge-off policies used by some non-Japanese companies.

FASB Statement 121 requires that long-lived assets and certain identifiable intangibles held and used by ORIX and its subsidiaries be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. ORIX conducts this review for impairment by using undiscounted future cash flows expected to be generated by the assets. During the three years ended March 31, 2002, ORIX and certain subsidiaries wrote down certain real estate development projects included in investment in operating leases, other operating assets, and advances in the consolidated balance sheets to their fair values. An impairment loss was recognized for each of the periods in the amount by which the carrying amount of the assets exceeded fair value determined by external appraisals.

Risk Management

ORIX's business activities contain elements of risk. ORIX considers the principal types of risk to be credit risk, asset/liability risk, and, to a lesser extent, operational and legal risk.

ORIX considers the management of risk essential to conducting its businesses and to maintaining profitability. Accordingly, ORIX's risk management systems and procedures are designed to identify and analyze its risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

Credit risk management

ORIX has established an organizational structure specifically designed to allow the management of credit risk in each business segment. ORIX employs a risk management system under which both the relevant marketing department and ORIX's independent Investment and Credit Evaluation Group make thorough evaluations of customer-, industry-, and country-related risks. The Investment and Credit Evaluation Group consists of approximately 70 specialized staff. In addition, some of ORIX's domestic subsidiaries, such as ORIX Auto Leasing and ORIX Credit, have their own independent credit departments. Another independent specialized Real Estate Appraisal Department, consisting of approximately 40 specialized staff, focuses on the appraisal of real estate collateral. Based on internal standards, ORIX methodically evaluates individual financing proposals and determines whether or not they should be approved. Financing and leasing assets are evaluated for credit and collateral risk both during the credit granting process and periodically after the advancement of funds.

ORIX maintains a unified set of credit evaluation practices with regard to all of its operations. ORIX's credit evaluation consists of three basic steps: (i) initial evaluation to determine whether it will enter into each individual transaction; (ii) monitoring of contracts for potential defaults or problems; and (iii) corrective action for the management of defaults and other problem transactions.

Initial evaluation—domestic

Staff members in ORIX's sales and marketing business units are authorized to approve credit within limits that correspond to the seniority of the staff member making the credit evaluation. If proposed transactions exceed these credit limits within the marketing departments, the transaction is referred to ORIX's Investment and Credit Evaluation Group. In addition, a composite, on-line record of all transactions able to be approved within the sales and marketing business units is available to almost all ORIX employees, including the Investment and Credit Evaluation Group. If the transaction exceeds the limits which the Investment and Credit Evaluation Group is authorized to approve, the matter is referred to ORIX's Investment and Credit Committee for ultimate determination. The Investment and Credit Committee, which consists of at least five corporate executive officers, including the heads of the departments originating relevant transactions, meets twice or three times per month in order to review and approve large domestic and overseas transactions.

In the initial evaluation process, the salesperson will first obtain financial statements and other relevant financial information from the customer covering at least the three years prior to the application. ORIX does the evaluation of credit on a cumulative basis so that an existing customer seeking new credit will be re-evaluated if the new application, when coupled with existing, outstanding credit, exceeds the limit granted by the last evaluation. The salesperson will then interview senior management from the customer seeking credit. If further investigation is necessary, ORIX may retain independent credit agencies.

The credit evaluation process is provided in a series of manuals that ORIX has developed to ensure that the credit evaluation process is adhered to and executed in a methodical manner. These manuals provide management risk acceptance criteria for:

- acceptable maximum credit lines;
- selected target markets and products;
- the creditworthiness of borrowers, including credit history, financial condition, adequacy of cash flow and quality of management; and
- type and value of underlying collateral and guarantees.

These manuals are reviewed by management and staff and amended or improved as required.

ORIX receives credit-related information such as bankruptcies, defaults, changes in the repayment terms and deterioration of business operations from certain agencies on a daily basis and records such information in the database accessed by the sales and marketing business units.

Initial evaluation—international

The Company operates a number of subsidiaries and affiliates outside Japan. All of these companies maintain systems and procedure manuals that are similar to those ORIX maintains within Japan, with modifications incorporated to take into account local business practices and economic conditions and the varying natures of the transactions being undertaken. Some of these companies, particularly subsidiaries at which the Company's secondees are stationed, use systems and procedure manuals that are substantially similar to those used by ORIX, while others, particularly affiliates, use their own credit evaluation procedures. Substantially all subsidiaries refer transactions exceeding fixed limits to the Company's Investment and Credit Evaluation Group, or to the Investment and Credit Committee, for ultimate determination. For some of these companies, ORIX carries out country and region evaluations on a regular basis to minimise exposure to potentially high risk markets.

Monitoring

ORIX maintains monitoring systems that allow it to evaluate the creditworthiness of customers and identify potential problem transactions. In particular, management reviews the financial position of lessees and borrowers by monitoring the collection of receivables from these lessees and borrowers. Coupled with the initial evaluation systems, this kind of monitoring enables ORIX to manage its exposure to particular industries, countries or regions, customers and products within its portfolio. For each industry segment ORIX carries out periodic, industry sector evaluations to reduce exposure to potentially high risk market segments.

ORIX reviews delinquencies or other transactions which are not in compliance with its accepted practices daily in the case of domestic transactions. ORIX's management reviews accounts that are three months or more overdue. ORIX classifies accounts six months overdue as non-accrual. However, some exceptions to these time limits apply when composition of more stringent requirements is necessary due to the nature of the transaction, such as transactions for big ticket aircraft, real property or ship leasing and financing transactions. Under current procedures, ORIX is not aware of any potential problem accounts which are likely to impact future operations.

The Credit Department monitors the customers' repayment status on-line and reports any delinquencies to the business units.

Under internally established rules, the management of each overseas subsidiary and affiliate prepares reports on delinquent transactions on a monthly basis, which are forwarded to ORIX's International Credit Department. The International Credit Department then compiles these into a report that is sent to ORIX's management. ORIX monitors overseas transactions by product, region, country and currency and the executive management reviews the information semi-annually or more frequently, if necessary. The ratings for country risks are also evaluated semi-annually.

Remedial measures

As part of the credit management process, ORIX maintains systems that establish procedures for the handling of problem transactions, from consulting measures that help customers rehabilitate their activities, to repossession, legal adjudication, and obtaining further guarantees or collateral as required. Repossession is also integrated, to the extent that it may be, with ORIX's secondary market operations.

Exchange-rate risk management

ORIX enters into foreign exchange forward contracts and foreign currency swap agreements to hedge foreign currency risks. In principle, ORIX hedges foreign currency risk related to its foreign currency denominated transactions and overseas investments, and overseas group companies procure funds locally. However, certain positions involving foreign currency risk are managed individually.

Derivatives risk management

ORIX establishes market risk management regulations determined by the Investment and Credit Committee, and each group company that engages in derivatives transactions has established market risk management parameters. Based on those parameters, the object of the risks which should be managed and the types of hedging methods are clarified, while an internal check system has been established to separate the functions of departments responsible for execution, hedging efficacy evaluation, and related administration tasks. ORIX prepares quarterly reports on each group company's transactions that include compilations of such information as the national principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty.

Credit evaluation by industry segment

Direct financing leases and operating leases

ORIX carries out lease financing credit procedures in accordance with the credit evaluation process. However, in lease transactions, generally the only collateral is the leased item itself, and ORIX generally assumes that there is little or no residual value in case of default. Therefore, ORIX places particular emphasis on the creditworthiness of the customer and the soundness of all aspects of the customer's business to minimise any risk of default.

Installment loans

In installment loan operations, managing credit risk and controlling loan charge-offs depends on the evaluation of each corporate borrower's creditworthiness and the underlying collateral.

Except for a range of low-limit personal card loans, all of ORIX's consumer lending is done only after interviewing the applicant and receiving all relevant financial data. In order to reduce default and other risks, ORIX only targets some borrower profiles, and it always obtains third party credit reports. ORIX's domestic installment loans are mostly secured by real estate collateral, except for card loans which are mostly unsecured because the maximum amount of each loan transaction is relatively small. ORIX uses a collateral evaluation manual, issued by ORIX's Investment and Credit Evaluation Group, to determine the value of each item of collateral and ascertain the appropriate loan amount for the relevant transaction by considering a loan to value ratio. The value of collateral is derived after considering factors such as the type of collateral and risk factors inherent in each type. In domestic residential home loans, ORIX generally obtains a registered first mortgage, and uses the specialized staff from the Real Estate Appraisal Department to assess collateral and other risks. If collateral is a traded security, the value of collateral is determined by referring to its current market value. Separate manuals set out lending principles for loan staff to use in making credit determinations.

Most overseas loans are also secured by various forms of collateral. ORIX's overseas subsidiaries which conduct installment loan operations have similar systems and procedures in place to evaluate and monitor the adequacy of collateral in support of a loan. For example, in the case of overseas commercial and home mortgage lending, ORIX's subsidiaries employ independent property valuation professionals to assess collateral and other risks.

The assessed value of collateral is reviewed periodically, at least once a year, and ORIX generally requests the borrower to provide additional collateral where the value is no longer sufficient to support the loan.

Other operations

In addition to Investment and Credit Evaluation Group staff, the specialized Real Estate Appraisal Department has approximately 40 employees that are experienced in the valuation of real property collateral and development proposals.

Separate manuals set out more stringent procedures for transactions where the size or nature of the transaction require greater care, such as transactions for ship leasing and financing, aircraft leasing, investment in securities and transactions involving complex financial products such as commodities funds. The evaluation of credit and collateral is handled by specially trained staff with experience in evaluating the property-, client-, country- and other related risks inherent in these transactions. ORIX's staff promptly report delinquencies and other issues and take any necessary remedial action.

Loan loss reserves and credit losses

ORIX maintains a consolidated reserve for credit losses on finance receivables at an amount which it believes is sufficient to provide adequate protection against potential credit losses in its portfolios. ORIX maintains the allowance for doubtful receivables on direct financing leases and possible loan losses at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experiences, delinquencies and non-accruals. Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are exempt from this measuring. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

ORIX reviews commercial and consumer finance receivables to determine the probability of loss. ORIX takes provisions after considering various factors. If an unrecovered balance remains due, ORIX takes a final charge-off from provisions at the time it decides collection efforts are no longer useful.

Asset/liability management and interest rate risks

ORIX annually prepares a performance target report on a consolidated basis. This report is based on the analysis of previous performance and information of each business segment. It projects the value of new business volumes, interest rate trends, and various other factors that may affect performance. The performance target report includes new financial asset marketing targets, a profit projection, balance sheet projections, and medium-term and fiscal-year-based funding plans. The report is reviewed and approved by the Board of Directors, which is responsible for decisions on the execution of operational measures. A semi-annual funding plan, which sets out a planned funding mix as well as required funding volumes and proposed sources, is prepared with the goal of matching fixed-rate liabilities to fixed-rate assets. The Board of Directors also reviews and approves these funding plans.

After the approval of these plans, each division operates on a basis consistent with the performance target report. Asset-liability management has become an important element of managing the execution of these operations. Under ORIX's asset-liability management system, the relationship between actual performance and the performance target report is compared and analyzed, and asset-liability management charts, gap reports and cash-flow maps are prepared and used to analyze mismatches between existing assets and liabilities. These charts show the contractual maturity, interest rates, and balances of fixed-rate assets and liabilities and also project future trends in these balances. In addition, through profit-loss simulations and asset maturity ladder analysis, ORIX tries to ascertain the influence of future market movements on its performance and, based on interest rate forecasts, determine marketing divisions' internal costs and treasury departments' procurement policies. This allows ORIX to maximize its spreads and return on assets and engage in efficient funding activities.

In addition, ORIX uses an asset-liability management system that enables prompt access to quantitative indicators of interest rate risks. ORIX continues to expand the coverage of this system to monitor its group companies.

Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (*i.e.*, basis risk) can affect the interest rates charged on interest-earning assets more than they affect the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income.

ORIX manages interest rate risk by changing the proportions of fixed- and floating-rate debt and by utilising primarily interest rate swaps and, to a lesser extent, other derivative instruments to modify the repricing characteristics of existing interest-bearing liabilities. For example, a fixed-rate, fixed-term loan transaction may initially be funded by short-term floating rate liabilities, resulting in interest rate risk; however, this may later be hedged by way of an interest rate swap, thus eliminating the risk initially created.

ORIX seeks to limit the impact on profitability of interest rate trends that are contrary to its projections. For example, ORIX's typical financing lease contracts call for both principal and interest to be paid in equal lease payments over periods averaging only five years. Thus, even when these leases are financed with short-term funds, ORIX does not require much time to change its asset-liability and interest rate structures through strategic changes in new funding operations, the use of derivatives, and other methods. In addition to the Board of Directors, ORIX's management organization includes a committee composed of the Chief Executive Officer and other top managers as well as departmental managers that is capable of rapid decision making with regard to interest rate risks.

Most overseas subsidiaries also adhere to a basic policy of matching future cash flows due with assets and liabilities, periodically producing asset-liability management charts and working to reduce any mismatching.

Life insurance

ORIX's life insurance operations are subject to a number of risks and uncertainties that may be broadly categorised as follows:

- insurance risk: the risk that a greater number of policy claims than anticipated will arise resulting in greater levels of expense and reduced earnings, or in some cases, losses;
- portfolio management risk: the risk that the return on assets managed will substantially fall short of the rates of return guaranteed to policy holders and the risk that the actual value of assets that policy liability reserves have been invested in will fall, in each case leading to additional provisioning that would negatively impact ORIX's earnings; and
- overall managerial risk: as with any business, the risk that strategies adopted with regard to new products, marketing or other initiatives will not accurately respond to market needs.

In order to cope with these risks ORIX has adopted the following policies:

- ORIX employs an in-house actuary to closely monitor micro- and macro-economic and social trends and adopt standards that reduce the chance of unforeseen numbers of policy claims;
- while diversifying policy liability reserves in order to avoid a disproportionate exposure to one asset segment, ORIX invests in stable instruments that tend not to be affected by short-term market movements, such as fixed-return corporate debt instruments; and
- ORIX monitors the returns it achieves on assets under management and lower guaranteed policy returns (if required) in order to reduce the risk of a shortfall in return on assets under management.

Operational and legal risks

Like all large financial institutions, ORIX is exposed to many types of operational risk, including the potential for loss caused by a breakdown in information, communication or transaction processing systems or by fraud by employees or outsiders or unauthorized transactions by employees. ORIX attempts to mitigate operational risks by maintaining a system of internal controls designed to keep operational risk at appropriate levels. In so doing, ORIX takes into account its consolidated financial position, the characteristics of the businesses and markets in which it operates, competitive circumstances and regulatory considerations. ORIX cannot assure the investors that it will not incur material losses from operational risks in the future.

Legal risk arises from the uncertainty of enforceability, through legal or judicial process, of obligations of ORIX's customers and counterparties. It also arises from the possibility that changes in law or regulation could adversely affect ORIX's businesses. ORIX seeks to minimize legal risk through consultation with internal and external legal counsel.

In order to enhance its compliance function, ORIX has established the Legal Affairs Department by combining the compliance functions previously performed by the Investment and Credit Evaluation Group and Office of Corporate Auditors. This department is in charge of checking the legality of contracts and business activities of ORIX's operations and evaluating legal risk relating to new financial products. In February 2002, ORIX created a compliance manual to guide its employees and began training programs to foster a deeper awareness of compliance issues as part of continued efforts to minimize legal and operational risk.

Results of Operations

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Overview

ORIX's consolidated operating assets increased by 9.9%, or ¥498,594 million, to ¥5,528,149 million as of March 31, 2002 from ¥5,029,555 million as of March 31, 2001. This reflected increases in nearly all categories of operating assets, principally installment loans, other operating assets and investment in operating leases, partially offset by a decrease in investment in securities. The other operating assets increased primarily as a result of purchases of properties which were subsequently transferred to a real estate investment corporation sponsored by ORIX (the "JREIT"). Upon completion of the offering of the JREIT units, these assets will be removed from the balance sheet and any portion of the units retained by ORIX will be included in investment in affiliates.

ORIX's total revenues for the year ended March 31, 2002 increased by 12.3%, or ¥72,313 million, to ¥658,462 million from ¥586,149 million in the year ended March 31, 2001, reflecting principally an increase of ¥53,374 million in other operating revenues.

Total expenses for the year ended March 31, 2002 increased by 10.6%, or ¥56,092 million, to ¥585,093 million.

Income before income taxes for the year ended March 31, 2002 increased by 23.3%, to ¥73,039 million. Net income increased by 17.9%, or ¥6,112 million, to ¥40,269 million. The table below contains income statement data for the years ended March 31, 2001 and 2002, as well as the selected amounts and percentages of the changes between the years ended March 31, 2001 and 2002.

	Year ended March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Income statement data				
Total revenues	¥586,149	¥658,462	¥72,313	12.3%
Direct financing leases	122,003	121,914	(89)	(0.1)
Operating leases	113,478	120,807	7,329	6.5
Interest on loans and investment securities	109,448	121,962	12,514	11.4
Brokerage commissions and gains on investment securities	12,055	18,367	6,312	52.4
Life insurance premiums and related investment income	158,314	152,333	(5,981)	(3.8)
Interest income on deposits	2,520	1,374	(1,146)	(45.5)
Other operating revenues	68,331	121,705	53,374	78.1
Total expenses	529,001	585,093	56,092	10.6
Operating income	57,148	73,369	16,221	28.4
Equity in net income (loss) of and gain (loss) on sales of affiliates	2,088	(330)	(2,418)	(115.8)
Income before income taxes	59,236	73,039	13,803	23.3
Net income	34,157	40,269	6,112	17.9

The table below contains selected balance sheet data as of March 31, 2001 and 2002, as well as the amounts and percentages of the changes between the two dates.

	As of March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Balance sheet data				
Investment in direct financing leases	¥1,657,709	¥1,658,669	¥ 960	0.1%
Investment in operating leases	451,171	474,491	23,320	5.2
Installment loans	1,846,511	2,273,280	426,769	23.1
Investment in securities	942,158	861,336	(80,822)	(8.6)
Other operating assets	132,006	260,373	128,367	97.2
Operating assets	5,029,555	5,528,149	498,594	9.9
Allowance for doubtful receivables on direct financing leases and possible loan losses	(141,077)	(152,887)	(11,810)	(8.4)
Other assets	702,833	974,957	272,124	38.7
Total assets	¥5,591,311	¥6,350,219	¥758,908	13.6%

The table below shows the volume of new assets for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of change in these data from the year ended March 31, 2001 to the year ended March 31, 2002. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase cost of the equipment.

	Year ended March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Volume of new assets				
Direct financing leases: new equipment acquisitions	¥723,330	¥ 980,379	¥257,049	35.5%
Operating leases: new equipment acquisitions	143,158	146,203	3,045	2.1
Installment loans: new loans added	740,639	1,340,400	599,761	81.0
Investment in securities: new securities added	397,218	348,347	(48,871)	(12.3)
Other operating assets: new assets added	128,984	204,121	75,137	58.3

Total revenues

ORIX's total revenues increased by 12.3%, or ¥72,313 million, to ¥658,462 million in the year ended March 31, 2002 compared to ¥586,149 million in the year ended March 31, 2001, reflecting principally an increase of ¥53,374 million in other operating revenues due to increases in revenues from ORIX's condominium development and fee businesses in Japan and from the sale of real estate in the United States, as well as smaller increases in revenues from operating leases, brokerage commissions and gains on investment securities and interest on loans and investment securities, partially offset by a decrease in revenues from life insurance premiums and related investment income and smaller declines in revenues from direct financing leases and interest income on deposits.

Direct financing leases

Revenue from direct financing leases was ¥121,914 million for the year ended March 31, 2002 which was essentially unchanged from ¥122,003 million for the year ended March 31, 2001. Increases in revenues from Japanese operations, principally from acquisitions of lease portfolios and from gains on the sale of securitized lease receivables, were offset by lower overseas revenues due to the shrinkage of ORIX's leasing assets in the United States.

The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances in the year ended March 31, 2002 was 5.98% compared to 5.77% in the year ended March 31, 2001, due primarily to the higher volume of the auto leasing business, which has higher than average rates compared to other leasing businesses. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.96% in the year ended March 31, 2002 from 9.92% in the year ended March 31, 2001, reflecting decrease in market interest rates.

The table below shows the balances as of March 31, 2001 and 2002 of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

	As of March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Investment in direct financing leases				
Information-related and office equipment	¥ 334,174	¥ 262,524	¥(71,650)	(21.4)%
Industrial equipment	372,542	286,942	(85,600)	(23.0)
Commercial services equipment	193,624	186,115	(7,509)	(3.9)
Transportation equipment	415,246	603,843	188,597	45.4
Other	342,123	319,245	(22,878)	(6.7)
Total	¥1,657,709	¥1,658,669	¥ 960	0.1%

Investment in direct financing leases of ¥1,658,669 million for the year ended March 31, 2002 was essentially unchanged from ¥1,657,709 million from the previous fiscal year-end, as an increase in investment in direct financing leases of transportation equipment was offset by decreases in investments in other categories of direct financing leases. Investment in direct financing leases of transportation equipment increased primarily as a result of ORIX's acquisition in September 2001 of an 80% interest in IFCO Inc. ("IFCO"), a former subsidiary of Isuzu Motors Limited, for ¥20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately ¥300 billion in total assets as of September 2001. However, weak private-sector capital investment and ORIX's selective approach to new domestic leasing contracts with an emphasis on profitability over asset growth caused the overall balance of domestic leasing contracts for all other categories of equipment to decline. In addition, increases in investment in direct financing leases in the year ended March 31, 2002 were partially offset by the securitization of leasing assets. The balance of overseas leasing contracts also decreased, reflecting the on-going restructuring of ORIX's United States subsidiary, ORIX Financial Services, Inc. and general economic conditions in the United States.

During the year ended March 31, 2002, ORIX securitized ¥188,853 million of domestic and ¥13,914 million of overseas leasing assets. Gains from the securitization of these assets of ¥6,159 million were included in direct financing lease revenues. The securitization of these assets, accounted for as off balance sheet assets, contributed to the reduction in the balance of direct financing leases. The balance of direct financing lease assets which were treated as off balance sheet assets amounted to ¥375,149 million as of March 31, 2002. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. In addition, ORIX entered into other lease receivable securitization programs that are not accounted for as a sale, or not treated as off balance sheet assets. Under these securitization programs, we had long-term debt payables of ¥40,731 million under securitized lease assets as of March 31, 2002.

Operating leases

Revenues from operating leases for the year ended March 31, 2002 increased by 6.4%, or ¥7,329 million, to ¥120,807 million, primarily as a result of increases in revenues from automobile leasing operations in Japan and overseas. Gains from the disposition of operating lease assets included in revenues from operating leases were ¥3,467 million in the year ended March 31, 2002, compared to ¥7,883 million in the year ended March 31, 2001.

The table below shows the balances as of March 31, 2001 and 2002 of ORIX's investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

	As of March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Investment in operating leases				
Transportation equipment	¥165,218	¥187,605	¥22,387	13.5%
Measuring equipment and personal computers	77,808	71,527	(6,281)	(8.1)
Real estate and other	208,145	215,359	7,214	3.5
Total	¥451,171	¥474,491	¥23,320	5.2%

The balance of ORIX's investment in operating leases increased by 5.2%, or ¥23,320 million, from March 31, 2001 to March 31, 2002, primarily as a result of the acquisition in April 2001 of the operating assets and employees of Nihon Jisho Corporation ("Nihon Jisho"). These assets included office buildings and residential rental properties owned and operated by Nihon Jisho and land for residential subdivision development. In addition, ORIX's investment in operating leases increased due to its acquisition of an automobile leasing company in Thailand in August 2001 and the acquisition in September 2001 of IFCO, which holds a number of transportation equipment operating leases. See "—Direct financing leases."

Interest on loans and investment securities

Interest ORIX earns on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in its consolidated statements of income as interest on loans and investment securities. For the year ended March 31, 2002, revenues from interest on loans and investment securities increased by 11.4%, or ¥12,514 million compared to the year ended March 31, 2001, due primarily to an increase in the balances of domestic corporate loans and consumer housing and card loans. An increase in the balance of corporate loans and commercial mortgage loans in the United States also contributed to the increase. The average interest rates earned on domestic loans calculated on the basis of quarterly balances, slightly decreased to 4.00% in fiscal 2002 from 4.19% in fiscal 2001 primarily due to declines in market interest rates offset by increases in card loans of which interest rates are higher than corporate loans. The average interest rates earned on overseas loans calculated on the basis of quarterly balances, decreased to 7.51% in the year ended March 31, 2002 from 9.29% in the year ended March 31, 2001 primarily due to declines in market interest rates in the United States. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.31% in the year ended March 31, 2002 from 2.68% in the year ended March 31, 2001, primarily due to declines in domestic market interest rates. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 9.41% in the year ended March 31, 2002 from 10.03% in the year ended March 31, 2001 primarily due to declines in the market interest rates in the United States.

In the year ended March 31, 2002, ORIX securitized ¥46,062 million of installment loans. Gains from the securitization of ¥3,076 million were included in interest on installment loans and investment securities. The balance of installment loans treated as off balance sheet assets amounted to ¥75,962 million as of March 31, 2002.

The table below shows the balances as of March 31, 2001 and 2002 of ORIX's installment loans to domestic and foreign borrowers, categorised in the case of domestic borrowers by type of consumer or commercial loan, together with the amounts and percentages of the changes between period-ends. A small portion of these installment loans is held in connection with ORIX's life insurance operations, and income from these loans is reflected in its consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Installment loans				
Domestic consumer				
Housing loans	¥ 392,896	¥ 557,461	¥164,565	41.9%
Card loans	181,215	230,358	49,143	27.1
Other	43,959	44,829	870	2.0
Subtotal	618,070	832,648	214,578	34.7
Domestic commercial				
Real estate-related companies	222,818	278,367	55,549	24.9
Commercial and industrial companies	627,252	708,031	80,779	12.9
Subtotal	850,070	986,398	136,328	16.0
Foreign commercial, industrial and other borrowers	357,446	432,771	75,325	21.0
Direct loan origination costs, net	20,925	21,463	538	2.6
Total	¥1,846,511	¥2,273,280	¥426,769	23.1%

The total balance of installment loans increased by 23.1%, to ¥2,273,280 million, from March 31, 2001 to March 31, 2002. In the domestic market, the loan balance increased primarily as a result of expansion of ORIX's consumer housing loan and card loan business as well as increased lending to corporate customers. The balance of consumer housing loans increased primarily due to acquisitions and the balance of card loans increased as a result of continued expansion of new business at the card loan subsidiaries. In the overseas market, the loan balance increased primarily as a result of increases in the balance of corporate loans and commercial mortgage loans in the United States.

The balance of ORIX's investments in securities other than in connection with its life insurance operations decreased to ¥404,247 million at March 31, 2002 from ¥405,021 million at March 31, 2001, primarily reflecting declines in the Japanese stock market and bond markets in the United States.

Brokerage commissions and gains on investment securities

All non-interest income and losses (other than foreign currency transaction gain or loss) that ORIX recognizes on securities held in connection with operations other than life insurance are reflected in its consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities increased by ¥6,312 million, or 52.4%, in the year ended March 31, 2002 to ¥18,367 million compared to the year ended March 31, 2001. The increase resulted primarily from strong gains on venture capital investments in Japan, partially offset by a decrease in brokerage commissions due primarily to depressed conditions in the Japanese stock market.

As of March 31, 2002, gross unrealized gains on available-for-sale securities, including those held in connection with ORIX's life insurance operation, were ¥41,992 million, compared to ¥68,037 million as of March 31, 2001. At March 31, 2002, gross unrealized losses on available-for-sale securities, including those held in connection with ORIX's life insurance operations, were ¥16,369 million, compared to ¥11,018 million as of March 31, 2001. Such unrealized gains decreased and unrealized losses increased primarily due to declines in the Japanese stock market and bond markets in the United States.

Life insurance premiums and related investment income

In the year ended March 31, 2002, life insurance premiums and related investment income decreased by ¥5,981 million, or 3.8%, to ¥152,333 million, and life insurance costs decreased by ¥3,923 million compared to the year ended March 31, 2001. These declines were due to ORIX's policy of emphasizing the marketing of such products as term and whole life insurance that produce lower revenues but higher margins and discontinuing the sale of single premium endowment insurance in the first half of 2001.

Interest income on deposits

Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in the year ended March 31, 2002 decreased by ¥1,146 million, or 45.5%, from the year ended March 31, 2001, principally as a result of a lower average balance of bank deposits.

Other operating revenues

Other operating revenues are generated from various businesses, such as the development and sales of residential condominiums and servicing of receivables. Other operating revenues increased in the year ended March 31, 2002 from the year ended March 31, 2001 by ¥53,374 million, or 78.1%, to ¥121,705 million, principally as a result of growth in ORIX's condominium development business and various fee businesses in Japan and the sale of real estate overseas. Revenue from condominium development increased substantially, primarily as a result of a sharp increase in condominium sales to third parties before certain Japanese tax incentives for home purchases were due to expire in June 2001. The deadline for such expiry was subsequently extended.

Total expenses

Total expenses in the year ended March 31, 2002 increased by 10.6%, or ¥56,092 million, to ¥585,093 million. Corresponding to the change in revenue, other operating expenses and operating lease depreciation expense grew in the year ended March 31, 2002, but life insurance costs declined in line with lower revenue. Selling, general and administrative expenses increased primarily as a result of the increase in the number of consolidated companies as well as the on-going restructuring of one of ORIX's subsidiaries in the United States. ORIX also increased write-downs of securities, as well as provisions for doubtful receivables and possible loan losses. Interest expense decreased, due to declines in market interest rates, ORIX's effective use of its asset-liability management system and efficient procurement of funding from the capital markets. There was also a decrease in write-downs of long-lived assets. ORIX also recorded a gain from foreign currency transactions compared to a loss in the same period in the previous year.

Interest expense

Interest expense amounted to ¥90,348 million in the year ended March 31, 2002, a decrease of 17.3% from the year ended March 31, 2001, primarily as the result of declines in market interest rates, ORIX's effective use of its asset-liability management system and efficient procurement of funding from the capital markets.

The ratio of ORIX's funding directly from capital markets to its total debt and deposits was 52.7% and 56.7% at March 31, 2002 and March 31, 2001, respectively. See "—Funding and Liquidity—Diversification of Funding Sources". Notes issued under ORIX's medium-term notes program decreased by ¥25,009 million to ¥324,369 million at March 31, 2002 from ¥349,378 million at March 31, 2001, while bonds increased by ¥67,187 million to ¥862,688 million. Issued and outstanding commercial paper increased to ¥1,012,932 million at March 31, 2002 from ¥914,611 million at March 31, 2001. The average interest rates on ORIX's domestic short-term and long-term debt, calculated on the basis of quarterly balances, was 1.30% in the year ended March 31, 2002, compared to 1.64% in the year ended March 31, 2001. The average interest rates on ORIX's short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 5.34% in the year ended March 31, 2002 from 6.81% in the year ended March 31, 2001.

Depreciation on operating leases

Depreciation on operating leases increased to ¥77,047 million in the year ended March 31, 2002, an increase of 12.8% from the level in the year ended March 31, 2001. This increase primarily reflected the higher average asset balance of automobiles, measuring equipment and personal computers, which have relatively short periods for depreciation.

Life insurance costs

In line with a decrease in life insurance premiums, life insurance costs decreased slightly in the year ended March 31, 2002 by ¥3,923 million, or 2.7%, to ¥139,786 million from the year ended March 31, 2001.

Other operating expenses

Other operating expenses principally comprise the cost of sales for condominium marketing operations. Other operating expenses increased 81.6%, to ¥79,131 million, in the year ended March 31, 2002, reflecting increased condominium sales.

Selling, general and administrative expenses

Approximately half of ORIX's selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in the year ended March 31, 2002 were ¥126,316 million, an increase of 24.9% from the year ended March 31, 2001. This increase in expenses primarily reflected growth in existing businesses and an increase in the number of consolidated companies as well as the costs associated with the on-going restructuring of ORIX Financial Services, Inc., one of ORIX's subsidiaries in the United States.

Provision for doubtful receivables and possible loan losses

ORIX makes provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in the year ended March 31, 2002 was ¥51,367 million, an increase of 15.2% from the year ended March 31, 2001.

The table below shows the calculation of the provision for doubtful receivables and possible loan losses for the years ended March 31, 2001 and 2002.

	Year ended March 31,	
	2001	2002
	(In millions of yen)	
Balance at beginning of period	¥136,939	¥141,077
Provisions charged to income	44,584	51,367
Charge-offs	(46,845)	(50,690)
Recoveries	539	1,350
Other	5,860	9,783
Balance at end of period	¥141,077	¥152,887

In the year ended March 31, 2002, charge-offs increased by 8.2% to ¥50,690 million compared to ¥46,845 million in the year ended March 31, 2001 primarily as a result of the on-going restructuring of ORIX Financial Services, Inc., one of ORIX's subsidiaries in the United States. The increase in the "other" category in the year ended March 31, 2002 compared to the year ended March 31, 2001 reflected primarily provisions added by the consolidation of IFCO which was acquired by ORIX in September 2001. See "—Direct financing leases".

Write-downs of long-lived assets

During the year ended March 31, 2002, in accordance with FASB Statement 121, ORIX wrote down ¥2,716 million for some real estate included in investment in operating leases in the consolidated balance sheet.

Write-downs of securities

ORIX's current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

Under its current policy, ORIX would, in principle, charge against income losses related to securities if:

- the market price for a security has for more than one year remained below its acquisition cost, or below current carrying value if the price of the security has been adjusted in the past, or
- there has been an issuer default or similar event.

However, if ORIX has a significant long-term business relationship with another company, it would also consider the probability of the market value recovering within the following twelve months. As part of this review, ORIX would consider:

- the other company's operating results,
- the other company's net asset value,
- the other company's future performance forecast, and
- general market conditions.

If ORIX believes, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost, ORIX would classify the loss for that security as other than temporary and charge the decline in market value against income.

Following this policy, in the years ended March 31, 2001 and 2002, ORIX charged ¥10,848 million and ¥19,742 million, respectively, to income for declines in market value classified as other than temporary. The writedowns for 2002 included approximately ¥7,000 million for bond investments in the United States and approximately ¥3,700 million for equity and bond investments related to Enron Corporation.

Foreign currency transaction loss (gain), net

ORIX recognized a foreign currency transaction gain in the amount of ¥1,360 million in the year ended March 31, 2002, compared to a loss of ¥3,429 million in the year ended March 31, 2001 that resulted primarily from the depreciation of the Indonesia Rupiah against the US dollar.

Equity in net income (loss) of and gain (loss) on sales of affiliates

Equity in net income (loss) of and gain (loss) on sales of affiliates in the year ended March 31, 2002 was a loss of ¥330 million, compared to a gain of ¥2,088 million in the year ended March 31, 2001. The adverse result in the year ended March 31, 2002 primarily reflects losses incurred by Stockton Holdings Limited, ORIX's 29.4%-owned affiliate.

Provision for income taxes

Provision for income taxes in the year ended March 31, 2002 was ¥32,903 million, compared to the provision of ¥25,079 million in the year ended March 31, 2001. The increase of ¥7,824 million was primarily due to an increase in income before income taxes.

Net income

Operating income in the year ended March 31, 2002 was ¥73,369 million, compared to operating income of ¥57,148 million in the year ended March 31, 2001. Income before income taxes increased by 23.3%, to ¥73,039 million, in the year ended March 31, 2002 from the year ended March 31, 2001. Net income increased 17.9%, to ¥40,269 million, in the year ended March 31, 2002 from the year ended March 31, 2001. Basic and diluted earnings per share in the year ended March 31, 2002 were ¥489.11 and ¥467.11, respectively, compared to ¥417.77 and ¥400.99 in the year ended March 31, 2001.

BUSINESS SEGMENTS

The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for domestic operations and on geographic areas for foreign operations.

The table below shows the amount of ORIX's revenues by business segment for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of the changes from the year ended March 31, 2001 to the year ended March 31, 2002.

	Year ended March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥ 113,113	¥ 118,794	¥ 5,681	5.0%
Equipment operating leases	61,677	67,319	5,642	9.1
Real estate-related finance	24,262	31,582	7,320	30.2
Real estate	48,438	85,516	37,078	76.5
Life insurance	157,636	154,296	(3,340)	(2.1)
Other	36,215	49,139	12,924	35.7
Subtotal	441,341	506,646	65,305	14.8
Overseas business segments				
The Americas	79,397	75,195	(4,202)	(5.3)
Asia and Oceania	48,735	56,677	7,942	16.3
Europe	15,151	14,716	(435)	(2.9)
Subtotal	143,283	146,588	3,305	2.3
Total	584,624	653,234	68,610	11.7
Reconciliation of segment totals to consolidated amounts	1,525	5,228	3,703	242.8
Total consolidated revenues	¥ 586,149	¥ 658,462	¥ 72,313	12.3%

The table below shows the amount of ORIX's profits by business segment for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of the changes from the year ended March 31, 2001 to the year ended March 31, 2002.

	Year ended March 31		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥ 44,427	¥ 48,066	¥ 3,639	8.2%
Equipment operating leases	11,165	9,906	(1,259)	(11.3)
Real estate-related finance	1,944	5,654	3,710	190.8
Real estate	(4,604)	5,842	10,446	226.9
Life insurance	5,982	5,764	(218)	(3.6)
Other	1,035	4,941	3,906	377.4
Subtotal	59,949	80,173	20,224	33.7
Overseas business segments				
The Americas	8,896	810	(8,086)	(90.9)
Asia and Oceania	1,203	5,433	4,230	351.6
Europe	716	600	(116)	(16.2)
Subtotal	10,815	6,843	(3,972)	(36.7)
Total	70,764	87,016	16,252	23.0
Reconciliation of segment totals to consolidated amounts	(11,528)	(13,977)	(2,449)	(21.2)
Total consolidated income before income taxes	¥ 59,236	¥ 73,039	¥ 13,803	23.3%

The table below shows the balance of ORIX's segment assets as of March 31, 2001 and 2002, as well as the amounts and percentages of the changes from March 31, 2001 to March 31, 2002.

	As of March 31,		Change	
	2001	2002	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥ 1,889,538	¥ 1,960,380	¥ 70,842	3.7%
Equipment operating leases	134,270	147,444	13,174	9.8
Real estate-related finance	606,801	1,012,896	406,095	66.9
Real estate	310,340	326,473	16,133	5.2
Life insurance	543,886	543,738	(148)	(0.0)
Other	284,835	352,433	67,598	23.7
Subtotal	3,769,670	4,343,364	573,694	15.2
Overseas business segments				
The Americas	804,118	794,330	(9,788)	(1.2)
Asia and Oceania	402,707	435,093	32,386	8.0
Europe	158,646	113,844	(44,802)	(28.2)
Subtotal	1,365,471	1,343,267	(22,204)	(1.6)
Total	5,135,141	5,686,631	551,490	10.7
Reconciliation of segment totals to consolidated amounts	(105,586)	(158,482)	(52,896)	(50.1)
Total consolidated operating assets	¥ 5,029,555	¥ 5,528,149	¥ 498,594	9.9%

Domestic business segments

Corporate finance

ORIX's domestic corporate finance segment includes principally direct financing leases of equipment, including information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and installment loans to commercial and industrial companies (other than for real estate finance). ORIX's domestic corporate finance segment also includes investment securities (other than those held by ORIX Life Insurance Corporation). The activities of this segment are conducted by the Company, ORIX Auto Leasing Corporation, ORIX Alpha Corporation, IFCO and a few other domestic subsidiaries. Segment profits in the year ended March 31, 2002 increased 8.2%, or ¥3,639 million, to ¥48,066 million, from the year ended March 31, 2001. Despite cautious selection of new execution in the corporate finance segment due to continued economic stagnation in Japan, the combination of lower interest rates, growth in direct financing leases as a result of acquisitions and increased corporate lending contributed to profit growth. The balance of segment assets as of March 31, 2002 increased 3.7%, or ¥70,842 million, to ¥1,960,380 million from March 31, 2001 primarily as a result of the acquisition of IFCO in September 2001, partially offset by the effects of the securitization of approximately ¥190 billion of lease receivables in Japan during the year ended March 31, 2002.

Equipment operating leases

ORIX's domestic equipment operating lease segment includes primarily operating leases of equipment, including measuring equipment, personal computers and transportation equipment. The activities of this segment are conducted mainly by ORIX Rentec (including direct financing leases extended by ORIX Rentec) and ORIX Rent-A-Car Corporation. In the year ended March 31, 2002, ORIX recorded segment profits of ¥9,906 million, representing a decrease of 11.3%, or ¥1,259 million, from ¥11,165 million in the year ended March 31, 2001, due primarily to the slowdown in IT-related business and the resulting lower utilization rates in rentals of measuring and other equipment. However, the operating margin (income before income taxes divided by operating assets) remained at a relatively high level compared with other segments. The balance of segment assets as of March 31, 2002 increased 9.8%, or ¥13,174 million, to ¥147,444 million from March 31, 2001.

Real estate-related finance

ORIX's domestic real estate-related finance business includes principally construction and other real estate development loans to construction companies and real estate developers conducted by the Real Estate Finance Headquarters of ORIX, as well as housing loans to individuals conducted by ORIX Trust and Banking Corporation. Loans to most corporate customers not in the real estate business are included in the corporate finance segment, even where these loans are secured by real estate.

Segment profit for the year ended March 31, 2002 amounted to ¥5,654 million, representing an increase of ¥3,710 million, or 190.8%, compared to the year ended March 31, 2001. Real estate-related finance assets as of March 31, 2002 increased 66.9%, or ¥406,095 million, to ¥1,012,896 million from March 31, 2001. Helped by acquisitions of quality assets, housing loans to individuals grew strongly, while non-recourse corporate loans and other transactions grew steadily thanks to marketing of products to meet specific customer needs. In addition, approximately ¥100 billion of real estate assets for the JREIT were accumulated in the year ended March 31, 2002 and are included in this segment.

Real estate

ORIX's domestic real estate business consists principally of condominium development and office rental as well as management of hotels, employee dormitories, and training and other facilities. The activities of this segment are currently conducted by ORIX Real Estate Corporation. For the year ended March 31, 2002, the segment recorded a profit of ¥5,842 million compared to a loss of ¥4,604 million for the year ended March 31, 2001, primarily due to a substantial increase of contribution from condominium development projects compared with the previous year and lower write-downs of long-lived assets. The balance of real estate assets as of March 31, 2002 increased 5.2%, or ¥16,133 million, to ¥326,473 million from March 31, 2001.

Life insurance business

ORIX's life insurance business includes direct and agency life insurance sales and related activities. This segment also includes investment in securities in connection with ORIX's life insurance operations. The activities in this segment are conducted by ORIX Life Insurance Corporation, a wholly-owned subsidiary of ORIX.

Segment profits in the domestic life insurance business in the year ended March 31, 2002 decreased 3.6%, or ¥218 million, to ¥5,764 million from the year ended March 31, 2001, roughly the same level as the previous fiscal year, as write-downs of securities were required amid deteriorating market conditions. The outstanding balance of segment assets as of March 31, 2002 of ¥543,738 million, was essentially unchanged from ¥543,886 million at March 31, 2001.

Marketable equity securities held in connection with ORIX's life insurance business decreased from ¥7,167 million as of March 31, 2001 to ¥73 million as of March 31, 2002.

Other

ORIX's other segment includes:

- consumer loans by ORIX Credit Corporation and ORIX Club Corporation;
- security brokerage by ORIX Securities Corporation;
- commodities trading by ORIX Investment Corporation; and
- venture capital operations conducted by ORIX Capital Corporation.

This segment recorded a strong improvement in profits. Primarily as a result of gains from venture capital investments and growth in the card loan business, profits in the year ended March 31, 2002 increased by 377.4%, to ¥4,941 million from ¥1,035 million in the year ended March 31, 2001. The outstanding balance of segment assets as of March 31, 2002 increased by 23.7%, or ¥67,598 million, to ¥352,433 million from the balance as of March 31, 2001, primarily due to an increase in card loans.

Overseas business segments

The Americas

ORIX's activities in the Americas include:

- direct financing leases of transportation equipment and construction machinery;
- operating leases of real estate;
- installment loans to customers in the industrial and real estate sectors;
- investment securities; and
- commercial mortgage servicing.

ORIX conducts its activities in the Americas mainly through ORIX USA Corporation, ORIX Financial Services, Inc., ORIX Real Estate Equities, Inc., and ORIX Capital Markets LLC, ORIX's wholly-owned subsidiaries in the United States.

Segment profits in the Americas in the year ended March 31, 2002 decreased by ¥8,086 million, to ¥810 million from the year ended March 31, 2001. The commercial mortgage-backed securities business in the United States and the sale of some real estate contributed to income, but profits dropped sharply due to write-downs of high-yield securities as corporate profits in the telecommunications and other industries worsened, as well as large provisions for ORIX's transportation and commercial equipment leasing at ORIX Financial Services, Inc. and restructuring costs related to this subsidiary. The segment assets as of March 31, 2002 amounted to ¥794,330 million, a decrease of 1.2%, or ¥9,788 million, from March 31, 2001.

Asia and Oceania

ORIX's activities in Asia and Oceania include:

- direct financing leases of information-related, industrial, commercial service and other equipment;
- operating leases of measuring and transportation equipment;
- housing and card loans to individual customers;
- installment loans to real estate and industrial customers; and
- investment securities.

These activities are conducted in Asia and Oceania mainly through ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Leasing Malaysia Berhad and PT. ORIX Indonesia Finance.

In Asia and Oceania, ORIX recorded ¥5,433 million in segment profits during the year ended March 31, 2002, compared with ¥1,203 million during the year ended March 31, 2001. While economic conditions throughout the region were sluggish, careful selection of business in the financing lease and installment loan operations combined with foreign currency exchange gains compared with losses of the previous fiscal year to produce the increase in profit. Segment assets as of March 31, 2002 amounted to ¥435,093 million, an increase of 8.0%, or ¥32,386 million, from March 31, 2001.

Europe

ORIX's activities in Europe include operating leases of transportation equipment, installment loans to industrial customers and investment securities. These activities are conducted in Europe mainly through ORIX Ireland Limited, ORIX Europe Limited and ORIX Aviation Systems Limited. Segment profits for the year ended March 31, 2002 amounted to ¥600 million, primarily reflecting profits from corporate finance services. Segment profits decreased by ¥116 million, or 16.2%, however, primarily due to write-downs of securities. Segment assets at March 31, 2002 amounted to ¥113,844 million, a decrease of ¥44,802 million, or 28.2%, from March 31, 2001.

Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

Overview

Despite a decrease in direct financing leases, ORIX's consolidated operating assets surpassed the ¥5 trillion mark for the first time, growing 5.6%, or ¥264.7 billion, from the previous year to ¥5,029.6 billion (*$40.6 billion*). This reflected a sizeable increase in investment securities, as well as increases in installment loans, operating leases and other operating assets.

Revenues reflected increases in operating lease revenues, interest on loans and investment securities, and other operating revenues, including revenues from the condominium development business. However, a substantial decline in life insurance premiums and related investment income, together with a decrease in direct financing lease revenue, caused total revenues to decrease by 4.9%, or ¥30,364 million, to ¥586,149 million.

Corresponding to the change in revenue, operating lease depreciation expense and other operating expenses grew, but life insurance costs declined in line with lower revenue. An increase in the number of consolidated companies produced an increase in selling, general and administrative expenses. However, interest expense decreased, due mainly to declines in domestic interest rates. Thus total expenses decreased by 6.1%, or ¥34,626 million, to ¥529,001 million.

As a result, income before income taxes increased by 13.8% to ¥59,236 million. Net income increased for the sixth consecutive fiscal year, rising 11.5% to a historical high of ¥34,157 million. The tables below contain selected financial data for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

	Year ended March 31,		Change	
	2000	2001	Amount	Percent
Income statement data	(In millions of yen)			
Total revenues	¥616,513	¥586,149	¥(30,364)	(4.9)%
Direct financing leases	130,798	122,003	(8,795)	(6.7)
Operating leases	100,503	113,478	12,975	12.9
Interest on loans and investment securities	97,390	109,448	12,058	12.4
Brokerage commissions and gains on investment securities	19,700	12,055	(7,645)	(38.8)
Life insurance premiums and related investment income	205,829	158,314	(47,515)	(23.1)
Interest income on deposits	3,884	2,520	(1,364)	(35.1)
Other operating revenues	58,409	68,331	9,922	17.0
Total expenses	563,627	529,001	(34,626)	(6.1)
Operating income	52,886	57,148	4,262	8.1
Equity in net income (loss) of and gain (loss) on sales of affiliates	(838)	2,088	2,926	—
Income before income taxes	52,048	59,236	7,188	13.8
Net income	30,642	34,157	3,515	11.5

	As of March 31,		Change	
	2000	2001	Amount	Percent
Balance sheet data	(In millions of yen)			
Investment in direct financing leases	¥ 1,744,953	¥ 1,657,709	¥ (87,244)	(5.0)%
Investment in operating leases	397,576	451,171	53,595	13.5
Installment loans	1,791,439	1,846,511	55,072	3.1
Investment in securities	758,381	942,158	183,777	24.2
Other operating assets	72,472	132,006	59,534	82.1
Operating assets	4,764,821	5,029,555	264,734	5.6
Allowance for doubtful receivables on direct financing leases and possible loan losses	(136,939)	(141,077)	(4,138)	(3.0)
Other assets	713,660	702,833	(10,827)	(1.5)
Total assets	¥ 5,341,542	¥ 5,591,311	¥ 249,769	4.7%

The table below shows the volume of new assets for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of change in these data from the year ended March 31, 2000 to the year ended March 31, 2001. Figures for new equipment acquisitions for direct financing leases and operating leases are based on the purchase cost of the equipment.

	Year ended March 31,		Change	
	2000	2001	Amount	Percent
Volume of new assets	(In millions of yen)			
Direct financing leases: New equipment acquisitions	¥905,898	¥723,330	¥(182,568)	(20.2)%
Operating leases: New equipment acquisitions	101,020	143,158	42,138	41.7
Installment loans: New loans added	807,477	740,639	(66,838)	(8.3)
Investment in securities: New securities added	333,249	397,218	63,969	19.2
Other operating assets: New assets added	70,443	128,984	58,541	83.1

Total revenues

Total revenues decreased by 4.9%, or ¥30,364 million, to ¥586,149 million in the year ended March 31, 2001 compared to ¥616,513 million in the year ended March 31, 2000, reflecting principally a decline of ¥47,515 million or 23.1%, in life insurance premiums and related investment income and an ¥8,795 million decline in revenue from direct financing leases. These declines were partially offset by increases of ¥12,975 million in revenue from operating leases, ¥12,058 million in interest on loans and investment securities, and ¥9,922 million in other operating revenues.

Direct financing leases

Revenue from direct financing leases decreased 6.7%, to ¥122,003 million. This decrease was due to a decline in the balance of investment in direct financing leases, which resulted from the securitization of lease assets and from a decline in the level of new contract issuance compared with the previous fiscal year. The balance of investment in direct financing leases as of March 31, 2001 decreased 5.0%, to ¥1,657,709 million.

The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, decreased slightly to 5.77% in the year ended March 31, 2001 from 5.79% in the year ended March 31, 2000. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 9.92% in the year ended March 31, 2001 from 9.67% in the year ended March 31, 2000, reflecting an increase in the amount of high-yield contracts.

The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

	As of March 31,		Change	
	2000	2001	Amount	Percent
Investment in direct financing leases	(In millions of yen)			
Information-related and office equipment	¥ 373,281	¥ 334,174	¥(39,107)	(10.5)%
Industrial equipment	394,581	372,542	(22,039)	(5.6)
Commercial services equipment	194,809	193,624	(1,185)	(0.6)
Transportation equipment	398,521	415,246	16,725	4.2
Other	383,761	342,123	(41,638)	(10.8)
Total	¥1,744,953	¥1,657,709	¥(87,244)	(5.0)%

Investment in direct financing leases decreased by 5.0% from March 31, 2000 to March 31, 2001. New investment in leased equipment in the year ended March 31, 2001 amounted to ¥723,330 million, a decrease of 20.2% from the year ended March 31, 2000. Robust growth in the automobile leasing business in Japan led to an increase in the balance of transportation equipment leases. However, weak private-sector capital investment and ORIX's selective approach to new domestic leasing contracts with emphasis on profitability over asset growth caused the overall balance of domestic leasing contracts to decline. The balance of overseas leasing contracts also decreased owing to the deceleration of economic growth in the United States.

During the year ended March 31, 2001, ORIX securitized ¥167,802 million of domestic and ¥17,064 million of overseas leasing assets. Gains from the securitization of these assets of ¥3,722 million were included in direct financing lease revenues. The securitization of these assets, accounted for as off balance sheet assets, contributed to the reduction in the balance of direct financing leases. The balance of direct financing lease assets which were treated as off balance sheet assets amounted to ¥311,163 million as of March 31, 2001. The unpaid principal balance outstanding of securitized receivables is excluded from its consolidated balance sheets. See note 9 of the notes to the consolidated financial statements. In addition, ORIX entered into other lease receivable securitization programs that are not accounted for as sale, or not treated as off balance sheet assets. Under these securitization programs, ORIX had long-term debt payables of ¥72,210 million under securitized lease assets as of March 31, 2001.

Operating leases

Revenues from operating leases increased by 12.9%, or ¥12,975 million, to ¥113,478 million from the year ended March 31, 2000 to the year ended March 31, 2001. The continued strength of IT-related investment in Japan supported strong growth in the rental of measuring and information related equipment. In ORIX's office building and commercial real estate leasing business, proactive investments in new properties contributed to overall growth in related leasing revenues. Consequently, revenue from operating leases increased by 12.9%, to ¥113,478 million. Gains from the disposition of operating lease assets included in revenues from operating leases were ¥7,883 million in the year ended March 31, 2001, compared to ¥4,144 million in the year ended March 31, 2000.

The table below shows the balances as of the dates indicated of ORIX's investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

	As of March 31,		Change	
	2000	2001	Amount	Percentage
Investment in operating leases	(In millions of yen)			
Transportation equipment	¥ 159,548	¥ 165,218	¥ 5,670	3.6%
Measuring equipment and personal computers	58,431	77,808	19,377	33.2
Real estate and other	179,597	208,145	28,548	15.9
Total	¥ 397,576	¥ 451,171	¥ 53,595	13.5%

The balance of ORIX's total investment in operating leases increased by 13.5%, or ¥53,595 million, from March 31, 2000 to March 31, 2001 due to the steady performance of the measuring equipment and office automation equipment rental businesses. Regarding ORIX's real estate leasing business, ORIX also progressively acquired office buildings and commercial use real estate, such as in the Minato Mirai Complex in Yokohama. Although the outstanding balance of transportation equipment, which includes aircraft, declined on a local currency basis due to asset sales and depreciation, the balance increased on a yen basis due to the depreciation of the yen.

Interest on loans and investment securities

Interest ORIX earns on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in its consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities increased by 12.4%, or ¥12,058 million, from the year ended March 31, 2000 to the year ended March 31, 2001, due to an increase in the balance of high-yield card loans. An increase in investment in US corporate bonds also contributed to the increase. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, increased to 4.19% in the year ended March 31, 2001 from 3.97% in the year ended March 31, 2000, primarily due to an increase in the balance of high-yield card loans. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.68% in the year ended March 31, 2001 from 2.86% in the year ended March 31, 2000, reflecting a decline in domestic market interest rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 9.29% in the year ended March 31, 2001 from 9.35% in the year ended March 31, 2000, primarily due to a reduction in high-yield loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 10.03% in the year ended March 31, 2001 from 8.84% in the year ended March 31, 2000, primarily reflecting increased investment in high-yielding commercial mortgage-backed securities and corporate debt securities in the US.

The table below shows the balances as of the dates indicated of ORIX's installment loans to domestic and foreign borrowers, categorised in the case of domestic borrowers by type of consumer or commercial loan, together with the amounts and percentages of the changes between period-ends. A small portion of these installment loans is held in connection with ORIX's life insurance operations, and income from these loans is reflected in its consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change	
	2000	2001	Amount	Percent
Installment loans	(In millions of yen)			
Domestic consumer				
Housing loans	¥ 396,748	¥ 392,896	¥(3,852)	(1.0)%
Card loans	121,272	181,215	59,943	49.4
Other	56,461	43,959	(12,502)	(22.1)
Subtotal	574,481	618,070	43,589	7.6
Domestic commercial				
Real estate related companies	203,537	222,818	19,281	9.5
Commercial and industrial companies	657,355	627,252	(30,103)	(4.6)
Subtotal	860,892	850,070	(10,822)	(1.3)
Foreign commercial, industrial and other borrowers	337,754	357,446	19,692	5.8
Direct loan origination costs, net	18,312	20,925	2,613	14.3
Total	¥1,791,439	¥1,846,511	¥55,072	3.1%

The total balance of installment loans increased by 3.1%, to ¥1,846,511 million, from March 31, 2000 to March 31, 2001. In the domestic retail market, the loan balance increased as a result of expansion of the Company's card loan business.

In the year ended March 31, 2001, ORIX securitized ¥27,563 million of installment loans. Gains from securitization of ¥1,006 million were included in interest on installment loans and investment securities. The balance of installment loans treated as off balance sheet assets amounted to ¥41,085 million as of March 31, 2001.

The balance of investments by ORIX in securities other than in connection with its life insurance operations increased from ¥341,236 million at March 31, 2000 to ¥405,021 million at March 31, 2001. Fixed income securities increased by ¥52,825 million, principally reflecting increased investment in commercial mortgage-backed securities in the US.

Brokerage commissions and gains on investment securities

All non-interest income and losses (other than foreign currency transaction gain or loss) which ORIX recognizes on securities held in connection with operations other than life insurance are reflected in its consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities decreased by ¥7,645 million, or 38.8%, in the year ended March 31, 2001 to ¥12,055 million. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Although the online trading business of ORIX Securities Corporation grew, the weakness of the Japanese stock market inhibited growth in the overall level of brokerage commissions. Revenues from gains on investment securities decreased in the year ended March 31, 2001, reflecting reduced sales of equity securities in Japan and overseas.

At March 31, 2001, gross unrealized gains on available-for-sale securities, including those held in connection with its life insurance operations, were ¥68,037 million. Gross unrealized gains on equity securities decreased by ¥36,932 million from the year ended March 31, 2000 to the year ended March 31, 2001. Due to the weakness of the domestic equities market, unrealized gains on IT-related equity securities at March 31, 2001 declined.

At March 31, 2001, gross unrealized losses on available-for-sale securities, including those held in connection with ORIX's life insurance operations, were ¥11,018 million.

Life insurance premiums and related investment income

Life insurance premiums and related investment income decreased by ¥47,515 million, or 23.1%, to ¥158,314 million and life insurance costs fell approximately ¥50.0 billion in the year ended March 31, 2001. These declines were due to ORIX's policy of emphasising profitability as ORIX devoted considerable energy to the marketing of such products as term and whole life insurance that produce lower revenues but higher margins.

Interest income on deposits

Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in the year ended March 31, 2001 decreased by ¥1,364 million, or 35.1%, from the year ended March 31, 2000, principally as a result of a lower average balance of bank deposits.

Other operating revenues

Other operating revenues are generated from various businesses, such as the development and sales of residential apartments, sales of commodities funds and servicing of receivables. Other operating revenues increased by ¥9,922 million, or 17.0%, from the year ended March 31, 2000 to the year ended March 31, 2001, principally as a result of growth in ORIX's condominium development business and growth in commission income from its servicer business and other businesses.

Total expenses

Total expenses decreased by 6.1%, to ¥529,001 million, from the year ended March 31, 2000 to the year ended March 31, 2001. Interest expense decreased in the year ended March 31, 2001 mainly due to a decline in domestic market interest rates. Life insurance costs decreased 25.8%, corresponding to the decrease in life insurance premium revenue. Other operating expenses increased 13.8% from the year ended March 31, 2000 to the year ended March 31, 2001, corresponding to the increase in revenue from the condominium development business. ORIX recognized a write-down of securities in the amount of ¥10,848 million in the year ended March 31, 2001.

Interest expense

Interest expense was ¥109,289 million in the year ended March 31, 2001, a decrease of 5.0% from the year ended March 31, 2000. The decrease in interest expense principally reflects the decline in domestic interest rates. In addition, as a result of effective control of market risks, such as interest rate and liquidity risks by using the asset-liability management system, ORIX was able to respond quickly to changing market environments.

The ratio of ORIX's funding directly from capital markets, interest expense related to which was significantly lower than traditional bank borrowing, were 56.8% and 56.7% at March 31, 2000 and 2001, respectively. See "—Funding and Liquidity—Diversification of Funding Sources". Notes issued under its medium-term note program increased by ¥21,157 million from ¥328,221 million at March 31, 2000 to ¥349,378 million at March 31, 2001, the amount of issued and outstanding commercial paper decreased from ¥977,436 million at March 31, 2000 to ¥914,611 million at March 31, 2001 reflecting the decrease of commercial paper issued overseas, and long-term asset backed securities increased from ¥56,034 million at March 31, 2000 to ¥72,210 million at March 31, 2001. The average interest rates on domestic short-term and long-term debt of ORIX, calculated on the basis of quarterly balances, decreased from 1.81% in the year ended March 31, 2000 to 1.64% in the year ended March 31, 2001. The average interest rates on ORIX's short-term and long-term overseas debt, calculated on the basis of quarterly balances, increased from 6.39% in the year ended March 31, 2000 to 6.81% in the year ended March 31, 2001.

Depreciation on operating leases

Depreciation on operating leases increased to ¥68,316 million in the year ended March 31, 2001, an increase of 12.5% from the level in the year ended March 31, 2000. This increase was principally due to acquisitions of assets.

Life insurance costs

In line with a decrease in life insurance premiums, life insurance costs decreased by ¥49,955 million, or 25.8%, to ¥143,709 million from the year ended March 31, 2000 to the year ended March 31, 2001.

ORIX uses the net level premium method to evaluate its future life insurance policy liabilities. This method requires the preliminary calculation of fund management yields, contract withdrawal/ discontinuance rates, mortality rates, and other calculations at the time an insurance contract is signed. The projected yield figures used in this calculation were 3.3% in the year ended March 31, 2000 and 3.0% in the year ended March 31, 2001.

Other operating expenses

Other operating expenses principally comprise the cost of sales for condominium marketing operations. Other operating expenses increased by ¥5,278 million or 13.8% from the year ended March 31, 2000 to the year ended March 31, 2001, reflecting increased condominium sales.

Selling, general and administrative expenses

Approximately half of selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in the year ended March 31, 2001 were ¥101,156 million, an increase of 11.2% from the year ended March 31, 2000. This increase in expenses primarily reflects advertising and other expenses increased as a result of the expansion of the retail card loan business. In addition, as the number of consolidated companies increased in the preceding year, these companies recognized expenses on a full-year basis.

Provision for doubtful receivables and possible loan losses

ORIX makes provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2001 was ¥44,584 million, a decrease of 2.2% from the corresponding amount in the year ended March 31, 2000. The table below shows the calculation of the provision for doubtful receivables and possible loan losses for the year ended March 31, 2000 and the year ended March 31, 2001. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

	Year ended March 31,	
	2000	2001
	(In millions of yen)	
Balance at beginning of the period	¥132,606	¥136,939
Provisions charged to income	45,573	44,584
Charge-offs (net):		
Gross charge-offs	(37,697)	(46,845)
Recoveries	354	539
Charge-offs (net)	(37,343)	(46,306)
Other	(3,897)	5,860
Balance at ending of the period	¥136,939	¥141,077

Allowance for doubtful receivables on direct financing leases and possible loan losses

A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2001 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

	Year ended March 31, 2001			
		Installment Loans		
	Direct financing leases	General	FASB Statement No. 114	Total
	(In millions of yen)			
Balance at beginning of the period	¥ 35,783	¥ 49,365	¥ 51,791	¥136,939
Provisions charged to income	22,619	16,417	5,548	44,584
Charge-offs (net)	(20,679)	(14,442)	(11,185)	(46,306)
Other	3,162	1,815	883	5,860
Balance at end of the period	¥ 40,885	¥ 53,155	¥ 47,037	¥141,077

In the year ended March 31, 2001, provisions charged to income were ¥44,584 million and direct financing leases and loans totalling ¥46,306 million were written off. As of March 31, 2001, the allowance was ¥141,077 million. The ratio of this figure to the balance of investment in direct financing leases and installment loans was 4.0% as of March 31, 2001, compared to 3.9% as of March 31, 2000.

The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was ¥125,921 million as of March 31, 2000 and ¥120,090 million as of March 31, 2001. The principal reason for the decline was a charge-off of impaired loans in the amount of ¥11,185 million.

ORIX determined that a valuation allowance was required for impaired loans which had outstanding balances of ¥83,408 million as of March 31, 2000 and ¥73,636 million as of March 31, 2001. ORIX recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of ¥51,791 million as of March 31, 2000 and ¥47,037 million as of March 31, 2001. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

The average recorded investments in impaired loans were ¥128,658 million for the year ended March 31, 2000 and ¥123,715 million for fiscal 2001. ORIX recognized interest income on impaired loans of ¥1,429 million for the year ended March 31, 2000 and ¥1,414 million for the year ended March 31, 2001.

Write-downs of long-lived assets

During the year ended March 31, 2001, in accordance with FASB Statement 121, ORIX wrote down ¥4,090 million for some real estate development projects included in "investment in operating leases", "other operating assets" and "advances" in the consolidated balance sheets.

Write-downs of securities

ORIX's current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

ORIX's policy primarily reflects the continued poor performance of Japanese equity markets and decreasing cross-shareholdings by Japanese companies in general. Predictions in prior years that market conditions would improve have proved to be inaccurate and market prices of some of ORIX's stocks continued to be below their acquisition costs for the year ended March 31, 2001. ORIX views this as a strong indication that the declines in the market value of these available-for-sale securities are other than temporary. Although ORIX has not abandoned its practice of holding securities for business relationship purposes, Japanese companies in general are increasingly willing to sell securities previously held for business relationship purposes.

Under its current policy, ORIX would, in principle, charge against income losses related to securities if

- the market price for a security has for more than one year been below its acquisition cost, or below current carrying value if the price of the security has been adjusted in the past; or
- there has been an issuer default or similar event.

However, if ORIX has a significant long-term business relationship with an entity, ORIX would also consider the probability of the market value recovering within the following twelve months. As part of this review, ORIX would consider:

- the entity's operating results;
- the entity's net asset value;
- the entity's future performance forecast; and
- general market conditions.

If ORIX believes, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost, ORIX would classify the loss for that security as other than temporary and charge the decline in market value against income.

Following this policy, in the year ended March 31, 2001, ORIX charged ¥10,848 million to income for declines in market value classified as other than temporary. In the year ended March 31, 2000, ORIX charged ¥12,297 million to income for declines in market value classified as other than temporary.

Foreign currency transaction loss (gain), net

ORIX recognized a foreign currency transaction loss in the amount of ¥3,429 million in the year ended March 31, 2001, compared to a gain of ¥839 million in the year ended March 31, 2000. This loss principally resulted from the depreciation of the Indonesia Rupiah against the US dollar, as a subsidiary procured a portion of its funding through dollar-denominated loans.

Equity in net income (loss) of and gain (loss) on sales of affiliates

Equity in net income (loss) of and gain (loss) on sales of affiliates in the year ended March 31, 2001 was a profit of ¥2,088 million compared to a loss of ¥838 million in fiscal 2000. The gain in the year ended March 31, 2001 was improved from the loss in the year ended March 31, 2000, because loss from the sale of unprofitable affiliates was recognized in the previous year. The income in the year ended March 31, 2001 also reflects favorable financial performance of most domestic and foreign affiliates.

Provision for income taxes

Provision for income taxes in the year ended March 31, 2001 was ¥25,079 million, compared to the provision of ¥21,406 million in the year ended March 31, 2000. The increase of ¥3,673 million was primarily due to an increase in income before income taxes.

Net income

Operating income was ¥57,148 million, compared to the operating income of ¥52,886 million in the year ended March 31, 2000. Income before income taxes increased by 13.8% to ¥59,236 million in the year ended March 31, 2001. Net income increased 11.5%, to ¥34,157 million from the year ended March 31, 2000 to the year ended March 31, 2001. Basic and diluted earnings per share in the year ended March 31, 2001 were ¥418 and ¥401 respectively, compared to ¥385 and ¥377 in the year ended March 31, 2000.

Cash flows

Net cash provided by operating activities decreased by ¥81,509 million, or 25.6%, from the year ended March 31, 2000 to the year ended March 31, 2001, to a total of ¥237,122 million. This decrease was substantially due to ORIX's life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years.

Net cash used in investing activities was ¥285,652 million in the year ended March 31, 2001, approximately the same level as in the previous fiscal year. While the rise in investment in lease equipment assets was less than in the previous fiscal year, greater funds were required for insurance business-related securities investments as well as for the JREIT-related and other real estate acquisitions.

Net cash used in financing activities was ¥64,620 million in the year ended March 31, 2001, compared to net cash used in financing activities of ¥6,053 million in the year ended March 31, 2000.

Cash and cash equivalents decreased 41.6% from March 31, 2000 to March 31, 2001.

BUSINESS SEGMENTS

The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for domestic operations and on geographic areas for foreign operations.

The table below shows the amount of ORIX's revenues by business segment for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

	Year ended March 31,		Change	
	2000	2001	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥121,415	¥113,113	¥ (8,302)	(6.8)%
Equipment operating leases	53,000	61,677	8,677	16.4
Real estate-related finance	17,294	24,262	6,968	40.3
Real estate	44,873	48,438	3,565	7.9
Life insurance	204,746	157,636	(47,110)	(23.0)
Other	30,882	36,215	5,333	17.3
Subtotal	472,210	441,341	(30,869)	(6.5)
Overseas business segments				
The Americas	74,525	79,397	4,872	6.5
Asia and Oceania	49,739	48,735	(1,004)	(2.0)
Europe	18,260	15,151	(3,109)	(17.0)
Subtotal	142,524	143,283	759	0.5
Total	614,734	584,624	(30,110)	(4.9)
Reconciliation of segment totals to consolidated amounts	1,779	1,525	(254)	(14.3)
Total consolidated revenues	¥616,513	¥586,149	¥(30,364)	(4.9)%

The table below shows the amount of ORIX's profits by business segment for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

	Year ended March 31,		Change	
	2000	2001	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥40,918	¥44,427	¥ 3,509	8.6%
Equipment operating leases	7,823	11,165	3,342	42.7
Real estate-related finance	(3,415)	1,944	5,359	—
Real estate	(8,241)	(4,604)	3,637	—
Life insurance	5,455	5,982	527	9.7
Other	(1,036)	1,035	2,071	—
Subtotal	41,504	59,949	18,445	44.4
Overseas business segments				
The Americas	18,775	8,896	(9,879)	(52.6)
Asia and Oceania	3,371	1,203	(2,168)	(64.3)
Europe	278	716	438	157.6
Subtotal	22,424	10,815	(11,609)	(51.8)
Total	63,928	70,764	6,836	10.7
Reconciliation of segment totals to consolidated amounts	(11,880)	(11,528)	352	—
Total consolidated income before income taxes	¥52,048	¥59,236	¥ 7,188	13.8%

The table below shows the amount as of the dates indicated of ORIX's assets by business segment, as well as the amounts and percentages of the changes between period-ends.

	As of March 31,		Change	
	2000	2001	Amount	Percent
	(In millions of yen)			
Domestic business segments				
Corporate finance	¥1,968,590	¥1,889,538	¥(79,052)	(4.0)%
Equipment operating leases	113,389	134,270	20,881	18.4
Real estate-related finance	597,274	606,801	9,527	1.6
Real estate	276,494	310,340	33,846	12.2
Life insurance	425,335	543,886	118,551	27.9
Other	242,280	284,835	42,555	17.6
Subtotal	3,623,362	3,769,670	146,308	4.0
Overseas business segments				
The Americas	691,403	804,118	112,715	16.3
Asia and Oceania	369,540	402,707	33,167	9.0
Europe	159,608	158,646	(962)	(0.6)
Subtotal	1,220,551	1,365,471	144,920	11.9
Total	4,843,913	5,135,141	291,228	6.0
Reconciliation of segment totals to consolidated amounts	(79,092)	(105,586)	(26,494)	—
Total consolidated operating assets	¥4,764,821	¥5,029,555	¥264,734	5.6 %

Domestic business segments

Corporate finance

In the domestic corporate finance segment, segment profit increased 8.6%, or ¥3,509 million, from the year ended March 31, 2000 to ¥44,427 million in the year ended March 31, 2001. The balance of segment assets declined 4.0%, or ¥79,052 million, from March 31, 2000 to ¥1,889.5 billion as of March 31, 2001.

The increase in segment profits principally reflects a rise in automobile leasing revenue and a decline in interest expense and provision for doubtful receivables and possible loan losses.

The balance of domestic direct financing leases declined due to the effects of the securitization in direct finance lease assets initiated during the year ended March 31, 2001 of ¥167,802 million and a decline in the level of new contracts.

The balance of domestic loans included in ORIX's corporate finance segment decreased in the period due to the impact of the recession in Japan. ORIX has introduced more stringent screening and is more selective in new loan transactions.

Equipment operating leases

In the year ended March 31, 2001, ORIX recorded ¥11,165 million of profit in this segment. This represents an increase of 42.7% from segment profit of ¥7,823 million in the year ended March 31, 2000. The balance of segment assets increased by 18.4%, or ¥20,881 million, from March 31, 2000 to ¥134,270 million as of March 31, 2001. Continued strength in IT-related investment in Japan supported strong growth in demand for measuring instrument leasing and information-related equipment and higher utilization rates. ORIX's rent-a-car business also continued its steady growth.

Real estate-related finance

In the year ended March 31, 2001, segment profit amounted to ¥1,944 million, compared to a loss of ¥3,415 million in the year ended March 31, 2000. Real estate-related finance assets increased 1.6%, or ¥9,527 million, from March 31, 2000 to ¥606,801 million as of March 31, 2001. Steady growth in investment in and resale of real estate-related distressed assets and the development of new corporate sector business such as non-recourse loans led to a significant increase in earnings. ORIX Trust and Banking recorded strong performance providing individuals with housing loans.

Real estate

In the year ended March 31, 2001, the real estate segment loss was ¥4,604 million compared to a loss of ¥8,241 million in the year ended March 31, 2000. Because of the continuing decline in land prices in Japan, ORIX proceeded with sales of old properties and consequently recorded losses on such sales as well as recorded valuation losses on long-lived assets. For a discussion of write-downs of long lived real estate, see " —Write-downs of long lived assets". However, such losses were offset by steady growth of the condominium development business related to the "Sanctus" series of condominiums and other developments. Owing to ORIX's active acquisition of profitable rental properties, the balance of real estate assets increased 12.2%, or ¥33,846 million, from March 31, 2000 to ¥310,340 million as of March 31, 2001.

Life insurance business

Segment profits in the domestic life insurance business increased 9.7%, or ¥527 million, from the year ended March 31, 2000 to ¥5,982 million in fiscal 2001. Due to ORIX's shift in strategy from emphasising volume to profitability, the weight of term, life-long insurance and other relatively profitable products has increased. The outstanding balance of segment assets increased 27.9%, or ¥118,551 million, from March 31, 2000 to ¥543,886 million as of March 31, 2001. The growth in segment assets reflected strong demand for its "ORIX Direct" policies.

Marketable equity securities held in connection with ORIX's life insurance business decreased from ¥13,243 million as of March 31, 2000 to ¥7,167 million as of March 31, 2001.

Other

The other segment's results improved from a segment loss of ¥1,036 million in the year ended March 31, 2000 to a gain of ¥1,035 million in the year ended March 31, 2001. The other segment has increased due to such businesses as the card loan business and futures investments. The outstanding balance of segment assets increased 17.6%, or ¥42,555 million, from March 31, 2000 to ¥284,835 million as of March 31, 2001.

Overseas business segments

The Americas

Segment profit in the Americas decreased 52.6%, or ¥9,879 million, from the year ended March 31, 2000 to ¥8,896 million in the year ended March 31, 2001. Commercial mortgage-backed loan securitization operations continued to make a major contribution to performances in the Americas. However, the economic slowdown in the United States adversely affected demand for finance leasing of transportation construction and other equipment, and also gave rise to a large increase in provisions for doubtful receivables. In addition, a decline in market prices for certain debt securities in the United States resulted in a loss on the revaluation of such securities. The segment assets amounted to ¥804,118 million as of March 31, 2001, an increase of 16.3% or ¥112,715 million, from March 31, 2000 reflecting the influence of the depreciation of the yen.

Asia and Oceania

In Asia and Oceania, ORIX recorded a ¥1,203 million segment profit during fiscal 2001, compared with a ¥3,371 million profit in the year ended March 31, 2000. Segment assets amounted to ¥402,707 million as of March 31, 2001, an increase of 9.0%, or ¥33,167 million, from March 31, 2000. The foreign exchange loss incurred as a result of the sharp depreciation of the Indonesian Rupiah contributed to a decline in segment earnings.

Of segment assets, ¥325,364 million as of March 31, 2001 was invested in Asia. These assets included ¥171,484 million of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

Europe

Segment profit amounted to ¥716 million in the year ended March 31, 2001, an increase of ¥438 million, or 157.6%, from fiscal 2000. Earnings grew as a result of strong performance of investment in securities. Segment assets amounted to ¥158,646 million at March 31, 2001, a decrease of ¥962 million, or 0.6%, from March 31, 2000. Fewer new contracts caused a decline in the outstanding balance.

Funding and Liquidity

ORIX continually requires funds for working capital and to grow its business. ORIX manages its funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments, on a timely and cost-effective basis. ORIX places a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, ORIX seeks to ensure timely and ample access to funding. Its primary sources of funding are borrowings from commercial banks and other institutional lenders, commercial paper, medium term notes, straight bonds, asset-backed securitizations and other term debt.

Diversification of funding sources

ORIX is improving its funding costs and diversifying its funding sources by taking advantage of the opportunities afforded by financial deregulation and the development of new financial markets in Japan. ORIX has increased the share of its direct funding from the capital markets in recent years through debt offerings and reduced its reliance on borrowings from banks in recent periods. The balance of capital market instruments as a percentage of its total debt was 52.7% at March 31, 2002 and 56.7% at March 31, 2001.

Japanese finance companies were allowed for the first time to issue commercial paper in the domestic market in June 1993. In the following month, ORIX became the first finance company to issue domestic commercial paper. From April 1, 1998, ORIX has been able to issue commercial paper directly to investors without the use of dealers. While the proceeds from the issuance of commercial paper and bonds previously were not permitted to be used for any loan operations, in May 1999 new legislation eliminated this restriction for some qualifying lenders. Because ORIX is a qualifying lender, it is able to issue commercial paper and bonds and use the proceeds without restriction.

Prior to the establishment of the current regulatory regime for asset-backed securities, ORIX issued Japan's first asset-backed securities of leasing assets in January 1992. Then, in June 1992, Japan took a significant deregulatory step in enacting the so-called Business Asset Securitization Law, which came into effect in June 1993 and facilitated the securitization of leasing and installment sale assets. Since the Act was revised to allow asset-backed commercial paper to be issued in the domestic market in 1996 ORIX has issued asset-backed commercial paper, backed by lease receivables.

As of March 31, 2002, ORIX's outstanding balance of unsecured bonds was ¥862,688 million.

ORIX has also sought to diversify its funding sources by developing overall financial relationships with a number of banks overseas and through securities issuances overseas, principally to fund overseas operations. Since 1992, ORIX has established several euro medium-term note programs for various ORIX entities. These programs have been integrated into one multi-issuer program which includes as issuers ORIX Corporation and a number of its overseas subsidiaries. This multi-issuer program has a limit of US$5 billion, and allows these ORIX entities direct access to capital markets. The issuance of notes is determined by the funding requirements of the overseas subsidiaries and is controlled by ORIX's Treasury Department. ORIX Financial Services has also issued medium-term notes under a separate program within the United States and Canada. As of March 31, 2002, the balance of notes issued under these medium term note programs stood at ¥324,369 million.

In September 1998, ORIX listed its shares on the New York Stock Exchange ("NYSE"), which has facilitated raising funds through the issuance of stock outside Japan since that time. In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the SEC and listed on the NYSE, issuing 3.3 million new shares and ¥40 billion (principal amount) in convertible bonds due 2005. In December 2001, ORIX made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

Short-term debt

In order to promote stability in borrowings, ORIX shifted a greater portion of its debt from short-term to long-term. The balance of its short-term debt at March 31, 2002 was ¥1,644,462 million, representing 36.9% of total debt, *i.e.*, the sum of long-term debt and short-term debt, at March 31, 2002, compared to the level of 40.1% at March 31, 2001. The balance of short-term debt increased by ¥82,390 million, or by 5.3%, from March 31, 2001 to March 31, 2002; however, the percentage of short-term debt to total debt declined by 3.2% in the same period. Commercial paper at March 31, 2002 increased by ¥98,322 million, or 10.8%, from March 31, 2001. Other short-term debt, consisted principally of borrowings from commercial banks, decreased by ¥15,932 million, or 2.5%, from March 31, 2001 to March 31, 2002.

Long-term debt

Long-term debt at March 31, 2002 was ¥2,809,861 million, representing 63.1% of total debt, *i.e.*, the sum of long-term debt and short-term debt, compared to the level of 59.9% at March 31, 2001, reflecting a shift to the long-term funding of our liquidity requirements. The balance of long-term debt increased by ¥479,702 million, or 20.6%, from March 31, 2001 to March 31, 2002. Most of this long-term debt consisted of borrowings from Japanese banks as well as insurance companies and other institutional lenders in Japan. Long-term debt also included borrowings from foreign institutional lenders, unsecured bonds of ¥862,688 million and medium-term notes of ¥324,369 million. The balance of asset-backed securities was ¥40,731 million at March 31, 2002. Some bank loan agreements provide that ORIX is required to obtain the consent of lenders before effecting any merger or any increase or decrease of its capital, issuing any bonds or selling or transferring any part of its business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese banks and some insurance companies provide that ORIX may be required to pledge its assets as collateral against these borrowings upon request by its lenders if it is reasonably necessary for them to secure their claims. To date, ORIX has not received any requests of this kind from its lenders. In addition, its debt agreements with some banks provide that these banks have the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and some other specified events, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. As of March 31, 2002, ORIX paid interest at fixed rates on approximately 61.3% of its long-term debt. The rest of its long-term debt incurred interest at floating rates, principally based on LIBOR.

ORIX has entered into various types of interest rate contracts in managing its interest rate risk. Under interest rate swap agreements, ORIX agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥482,130 million at March 31, 2002 were used for hedging purposes as part of its asset-liability management. ORIX has also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. At March 31, 2002, ORIX used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of ¥481,169 million which were principally used to hedge the risk of change in foreign currency exchange rates. Some foreign currency swap agreements include a requirement to maintain a certain credit rating.

Credit facilities

During the year ended March 31, 2002, ORIX established a ¥118,275 million multicurrency global line of credit for ORIX and its principal overseas subsidiaries. Total committed lines for ORIX and its subsidiaries were ¥795,489 million and ¥933,640 million at March 31, 2001 and March 31, 2002, respectively, and of these lines, ¥726,888 million and ¥849,876 million were available at March 31, 2001 and March 31, 2002, respectively. These committed credit facilities are subject to financial and other covenants and conditions prior to drawdown including, in some credit facilities, a requirement to maintain a certain credit rating.

ORIX and other Japanese companies traditionally relied for liquidity upon relationships with institutional lenders, particularly Japanese commercial banks. In order to reduce funding costs and improve diversification of funding sources, ORIX has been cultivating borrowing relationships with a variety of institutional lenders in Japan and with a number of banks overseas, and increasing its capital markets funding both domestically and overseas. Its new capital raising operations overseas are used principally to fund its overseas operations.

Capital Expenditures

ORIX is a financial institution with significant leasing, real estate development and other operations based on investment in tangible assets. As such, ORIX is continually acquiring and building such assets as part of its business.

ORIX also has made a number of acquisitions of significant investments in other companies. Some of ORIX's more significant recent transactions are described below.

In July 1999, ORIX acquired the lease and rental operations of NEC Home Electronics Lease Ltd., consisting primarily of direct financing lease receivables, for approximately ¥55 billion. These operations were conducted by ORIX Media Supply. Financing lease receivables were subsequently transferred to ORIX, and in April 2001 ORIX sold this subsidiary to Sogo Medical Corporation.

In July 1999, ORIX acquired the remaining stake in Banc One Mortgage Capital Markets, LLC in the United States, previously ORIX's joint venture with Bank One Corporation, a major US bank holding company, to increase ORIX's securitization capability and ability to service commercial property loans. As a result, investment in securities and installment loans increased $363 million and $149 million respectively. Banc One Mortgage Capital Markets, LLC has been renamed and currently operates as ORIX Capital Markets, LLC.

In September 2000, a consortium led by ORIX, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd. purchased all the shares of common stock of the Aozora Bank, Ltd. (then Nippon Credit Bank of Japan) from the Japanese Deposit Insurance Corporation. ORIX acquired 14.99% stake in the bank, and its investment amounted to approximately ¥15 billion.

In April 2001, ORIX acquired the operating assets and employees of Nihon Jisho. The assets include office buildings and residential rental properties owned and operated by Nihon Jisho, land for residential subdivision development, and shares in subsidiaries involved in building maintenance and real estate appraisal businesses. At the date of the acquisition, these assets amounted to ¥23 billion.

In July 2001, ORIX acquired a 100%-owned leasing subsidiary of Senko Co., Ltd., a major transportation company based in Osaka. The acquisition of this subsidiary, with ¥15 billion in total assets, marked ORIX's initial entry into the truck leasing market, a strategic priority. Shortly afterward, ORIX significantly expanded on this market entry with the acquisition in September 2001 of an 80% interest in IFCO Inc. from Isuzu Motors Limited, which continues to hold the remaining 20% interest. ORIX acquired its 80% interest at a price of ¥20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately ¥300 billion in total assets as of September 30, 2001.

ORIX purchased approximately ¥140 billion of housing loans from Asahi Mutual Life Co., Ltd. ("Asahi Mutual Life") in December 2001.

In March 2002, ORIX acquired 22.14% of the outstanding common shares of Fuji Fire and Marine Insurance Co. Ltd. ("Fuji Fire & Marine"). Under this agreement, the American International Group ("AIG") also obtained a similar 22.14% stake in Fuji Fire & Marine. ORIX purchased 108,768,000 shares at ¥166 per share, for approximately ¥18 billion.

Prior to and during the year ended March 31, 2002, ORIX purchased approximately ¥100 billion of real estate in connection with its establishment of the JREIT, the investment units of which are expected to be listed on the Tokyo Stock Exchange in June 2002. This real estate is included in other operating assets. Upon completion of the offering of investment units of the JREIT, these assets will no longer remain on ORIX's consolidated balance sheets. ORIX intends to retain approximately 10% of the investment units of the JREIT.

In March 2002, ORIX reached an agreement with Hiroshima Sogo-Bank, Ltd. to form a strategic business alliance in which ORIX purchased 95% of the outstanding shares of Hiroshima Sogo Leasing Co., Ltd. with Hiroshima Sogo-Bank, Ltd. retaining the remaining 5%. Hiroshima Sogo Leasing Co., Ltd. has assets of approximately ¥27 billion.

On May 24, 2002, ORIX announced that it had reached a basic agreement with Nippon Steel Corporation and Nippon Steel Trading Co., Ltd. to purchase 90% and 10% of the outstanding shares of Nittetsu Lease Co., Ltd. and Nittetsu Leasing Auto Co., Ltd., respectively, from Nippon Steel Trading Co., Ltd. The purchase is scheduled to be completed in July 2002. Nittetsu Lease Co., Ltd. had total assets of approximately ¥137 billion as of March 31, 2002.

In general, ORIX seeks to expand and deepen its product and service offerings and enhance its financial performance by pursuing acquisition opportunities. Particularly in the current economic market environment in Japan, ORIX believes there are numerous attractive potential acquisitions. ORIX is continually reviewing acquisition opportunities, and is selectively pursuing several such opportunities. ORIX has in the past deployed a significant amount of capital for acquisition activities, and expects to continue to do so.

Critical Accounting Policies

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Note 1 of the notes to the Consolidated Financial Statements includes a summary of the significant accounting policies used in the preparation of ORIX's Consolidated Financial Statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. ORIX believes the following represents its critical accounting policies.

Allowance for doubtful receivables on direct financing leases and possible loan losses

The allowance for doubtful receivables on direct financing leases and possible loan losses represents management's estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. In developing the allowance for doubtful receivables on direct financing leases and possible loan losses, the following factors, among other things, are considered:

- the nature and characteristics of obligors,
- current economic conditions and trends,
- prior charge-off experience,
- current delinquencies and delinquency trends,
- future cash flows expected to be received from the direct financing lease or loan, and
- the value of underlying collateral and guarantees.

In particular, large balance non-homogeneous loans are evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans.

Smaller-balance homogeneous loans, including individual housing loans and card loans, and lease receivables are evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by the management or the historical data ORIX uses to calculate these estimates do not reflect future loss experience, additional provisions may be required.

The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries, when ORIX determines that the likelihood of any future collection is minimal, receivables are charged off.

ORIX's charge-off policy is greatly affected by the Japanese tax law, which limits the amount of tax-deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax-deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations also do not specify a maximum time period after which charge-offs must occur.

It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, ORIX is required to keep its primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If ORIX had prepared its accounting records as if each charge-off had occurred at an arbitrary date, the differences in its financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. ORIX believes that the most significant of these differences, when comparing itself to other non-Japanese companies (particularly US companies), may be the delay in when it records a charge-off. In a period of worsening economic conditions and increasing delinquencies, ORIX may reflect a lower charge-off ratio than it would have, had it applied the charge-off policies used by some of the other non-Japanese companies.

Impairment of investment in securities

When a market decline below cost of an investment in securities is other than temporary ORIX writes down the investment to the market value and records the related writedown as an investment loss on its consolidated statement of income. ORIX would, in principle, charge against income losses related to securities:

- if the market price for a security has for more than one year remained below its acquisition cost, or below current carrying value if the price of the security has been adjusted in the past, or
- if there has been a significant deterioration in a bond issuer's credit rating, an issuer default or similar event.
- in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months.

However, if ORIX has a significant long-term business relationship with another company, it would also consider the probability of market values recovering within the following twelve months. As part of this review, ORIX would consider:

- the other company's operating results,
- the other company's net asset value,
- the other company's future performance forecast, and

- general market conditions.

If ORIX believes, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost or below current carrying value (if the price of the security has been adjusted in the past), ORIX would classify the loss for that security as other than temporary and charge the decline in market value against income. If the financial condition of issuers deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, ORIX may charge to income additional losses on investment in securities. For example, declines in US bond market prices due largely to deteriorating market conditions and significant deterioration of certain issuers resulted in additional impairment charges during the year ended March 31, 2002.

Impairment of long-lived assets and goodwill

ORIX periodically performs an impairment review for long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used by ORIX, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Factors ORIX considers important which could trigger an impairment review include, but are not limited to, the following:

- significant decline in the market value of an asset,
- a current period operating cash flow loss, except for the starting period of the operation,
- significant underperformance of historical operating cash flows,
- significant changes in the manner of the use of an asset, and
- significant negative industry or economic trends.

When ORIX determines that the value of assets may not be recoverable based upon the existence of one or more of the above factors or other factors, ORIX estimates the future cash flows expected to be generated by the assets. ORIX's estimates of the future cash flows are based upon historical trends adjusted to reflect its best estimate of future market and operating conditions. Also, ORIX's estimates include the expected future period in which the future cash flows are expected to be generated by the assets that ORIX reviews for impairment. As a result of the impairment review, when the sum of the future cash flows expected to be generated by the assets is less than the carrying amount of the assets, ORIX recognizes impairment losses based on the fair value of those assets. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future period to generate such cash flows, additional impairment charges for the assets not previously written-off may be required.

Unguaranteed residual value for direct financing leases and operating leases

ORIX estimates unguaranteed residual values of leased equipment when ORIX calculates unearned lease income to be taken into income over the lease term for direct financing leases and when ORIX calculates depreciation amount for operating leases which carry inherently higher obsolescence and resale risks. ORIX's estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete. If actual future demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

Insurance policy liabilities and deferred policy acquisition costs

A subsidiary of ORIX writes life insurance policies to customers. Those policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Insurance policy liabilities and reserves are established based on actuarial estimates of the amount of future policyholder benefits. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and others factors applicable at the time the policies are written. Management continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, ORIX may establish a premium deficiency reserve.

FASB Statement 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurance ("deferred policy acquisition costs") and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for insurance business. ORIX is required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which ORIX uses to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

Recent Developments

Economic conditions

Conditions in the world economy deteriorated in the fiscal year ended March 31, 2002. In the United States, the sudden worsening of corporate profits and the drop in capital spending in information technology and other sectors of the economy brought an end to the country's record-long economic expansion, while the terrorist attacks in September 2001 further stifled consumer confidence. Against the backdrop of the economic downturn, the Federal Reserve Board made a succession of interest-rate cuts and the Bush Administration legislated an emergency budget. The combination of these measures appears to have helped the economy stabilize and return to growth, however the general environment during the fiscal year ended March 31, 2002 was negative.

The European economy was expected to take over from the United States as the driving force of the global economy, but the poor economic conditions in other regions of the world and fears of inflationary pressures in Europe worked to further the pace of economic slowdown there.

The Asian economies continued to stagnate in the wake of the weak global demand in IT-related industries.

Japan was also affected by the sluggishness in the world economy and experienced a sharp drop in both exports and industrial production. Corporate profits also fell in the wake of this slowdown. The trend in decreasing capital spending became even more pronounced, contributing to greater unemployment and continued downward pressure on wages. The Japanese government made public its strong desire to take measures to prevent Japan from falling into a deflationary spiral, however uncertainty and concerns about the future persist.

New accounting pronouncement

On April 1, 2001, ORIX adopted FASB Statement 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement 137 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities—Deferral of the Effective Date of FASB Statement 133") and FASB Statement 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement 133") (collectively, the "Statement"). The Statement changed the accounting treatment of derivative contracts as well as certain derivative-like instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction.

For a fair value hedge, in which derivatives hedge the exposure to changes in the fair value of fixed rate assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings along with changes in the fair value of the related hedged item that is attributed to the hedged risk.

For a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the accounting treatment will depend on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but will be reported as other comprehensive income. It is reclassified into earnings in the period when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings.

Non-trading derivatives that do not qualify as hedges under the new rules will be carried at fair value with changes in value included in current earnings. In order to adopt the Statement, the initial revaluation of these derivatives is required to be recorded as cumulative effects of a change in accounting principle, either in net income if the hedging relationship could have been considered a fair value type hedge prior to adoption or in other comprehensive income if the hedging relationship could have been considered a cash flow type hedge prior to adoption. The cumulative effect of this accounting change as of April 1, 2001, was approximately ¥9 billion unfavorable to other comprehensive income, and was not significant to earnings.

In September 2000, FASB Statement 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement 125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures, but it carries over most of FASB Statement 125's provisions without reconsideration. ORIX adopted the disclosure provisions related to the securitization of financial assets on March 31, 2001. All transactions entered into after March 31, 2001 were accounted for in accordance with FASB Statement 140. Management believes this adoption did not have a significant effect on its operations or financial position.

In July 2001, FASB Statement 141 ("Business Combinations") and FASB Statement 142 ("Goodwill and Other Intangible Assets") were issued. FASB Statement 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method—the purchase method. Use of the pooling-of-interests method is no longer permitted. FASB Statement 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. FASB Statement 142 requires that goodwill no longer be amortized, but be reviewed at least annually for impairment by applying a fair-value-based test. Also, it requires that certain intangible assets be recognized separately from goodwill and amortized over their useful lives. FASB Statement 142 is effective for fiscal years beginning after December 15, 2001. ORIX is required to perform an initial impairment review of its goodwill in the year ending March 31, 2003 and an annual impairment review thereafter. The expected impact of the adoption of these statements cannot be reasonably estimated until further study is completed.

In August 2001, the FASB issued Statement 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement 144 supersedes FASB Statement 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of that Statement. FASB Statement 144 also supersedes the accounting and reporting provisions of APB Opinion 30 ("Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in APB Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement is effective for fiscal years beginning after December 15, 2001. Under the current circumstances, management does not expect this adoption to have a significant effect on its operations or financial position.

BUSINESS

Corporate History

ORIX Corporation was founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. It has grown over the succeeding decades to become one of Japan's largest and most innovative financial services companies, providing a broad range of commercial and consumer finance products and services.

ORIX's historical development has until recently closely paralleled the expansion and globalization of the Japanese economy. Its initial expansion occurred just prior to a period of sustained economic growth in Japan that began in 1965 and lasted through the early 1970s. The Japanese leasing industry gradually matured over the course of the 1970s. During this period, ORIX continued to grow rapidly by expanding and diversifying its range of products and services, as well as through overseas expansion. In 1971 ORIX established its first overseas office in Hong Kong, which became a base for regional expansion. In April 1970 ORIX listed its Shares on the second section of the Osaka Securities Exchange. Since February 1973 the Shares have been listed on the first sections of the Tokyo, Osaka, and Nagoya stock exchanges.

In 1973, to respond to the outsourcing needs of ORIX's corporate clients for automobile management, ORIX established ORIX Auto Leasing Corporation, which exclusively leases automobiles. In 1976, ORIX entered the domestic rental segment as it established ORIX Rentec Corporation, which rents precision measurement and office automation equipment to corporations.

In the 1980s, the Japanese financial sector began a process of gradual deregulation, while the yen became a significant international currency. New entrants and competition within the leasing industry increased, promoting ORIX and other leasing companies to provide more specialized and sophisticated services and to increase international leasing activities. During this period, ORIX continued to expand its range of products and services, and placed increased emphasis on leveraging synergies among its various business units to make optimal use of corporate resources. In March 1986, ORIX acquired ORIX Securities Corporation (then Akane Securities K.K.) and expanded the range of its financial products and services. In 1989, the Company changed its name from Orient Leasing Co., Ltd. to ORIX Corporation, reflecting its increasingly international profile and diversification from the leasing business.

Since the early 1990s, the Japanese economy has experienced a protracted period of economic stagnation and, in recent years, instability within the financial sector. However, ORIX has continued to diversify into other financial activities. For example, in 1990, it commenced the structuring and sale of commodities funds within Japan and, in 1991, it entered the life insurance business. ORIX has also actively pursued real estate development, finance and management operations, using a variety of resources to provide total solutions to its customers' financing needs.

ORIX has also sought to enter into Japan's personal financial services markets. In this regard, in 1997, it established a Personal Financial Services Department. In April 1998, ORIX acquired ORIX Trust and Banking Corporation (then Yamaichi Trust & Bank, Ltd.). This acquisition provided ORIX with a general banking license, which includes permission to accept deposits, and a trust business license. ORIX's housing loan and card loan operations have grown to become a significant part of these retail operations.

In September 1998, ORIX became the twelfth Japanese company to list its shares on the New York Stock Exchange.

Deregulation in Japan has produced a more dynamic market environment that ORIX believes will bring significant changes in its principal businesses. To sustain its position in financial services and support profitability, ORIX is working to augment its specialized capabilities and to exploit business opportunities presented by this environment. For example, ORIX has reorganized its Investment Banking Headquarters and Real Estate Finance Headquarters to ensure that the extensive experience and sophisticated know-how gained over many years can be effectively utilized to develop and provide value-added and specialized services.

Orix's Portfolio

The following chart shows the breakdown of ORIX's portfolio as of March 31, 2002.

Business profile	Major customers	Major operating companies
Direct financing leases		
Information-related and office equipment Industrial equipment Construction and civil engineering machinery Commercial services equipment Automobiles Marine vessels Aircraft	Middle market corporate customers Shipping companies Airline companies	ORIX Corporation ORIX Auto Leasing Corporation ORIX Alpha Corporation IFCO Inc. ORIX Asia Limited ORIX Financial Services, Inc. ORIX Leasing Malaysia Berhad PT. ORIX Indonesia Finance ORIX Leasing Pakistan Limited ORIX Australia Corporation Limited ORIX Europe Limited
Operating leases		
Measuring and analytical equipment Automobiles Marine vessels Aircraft Real estate	Middle market corporate customers Shipping companies Airline companies	ORIX Corporation ORIX Rentec Corporation ORIX Rent-A-Car Corporation ORIX Real Estate Corporation ORIX Australia Corporation Limited ORIX AVIATION SYSTEMS LIMITED
Installment loans		
Corporate finance Housing loans Card loans Other consumer loans	Middle market corporate customers Consumers	ORIX Corporation ORIX Trust and Banking Corporation ORIX Credit Corporation ORIX Club Corporation ORIX Asia Limited ORIX Leasing Malaysia Berhad PT. ORIX Indonesia Finance ORIX Financial Services, Inc. ORIX Europe Limited ORIX IRELAND LIMITED
Life insurance		
Life insurance products sold through agents and directly to consumers	Middle market corporate customers Consumers	ORIX Life Insurance Corporation

Business profile	Major customers	Major operating companies
Other operations Securities brokerage Trust banking Securities investment Venture capital investment Securities and futures trading Alternative investment Commodities funds Insurance agency services Ship management Computer software development Real estate development and management Asset management Leisure facility management Golf course management Training facilities management Driving school Commercial mortgage servicing Hotel management Professional baseball team Environmental services	Consumers Middle market corporate customers	ORIX Corporation ORIX Securities Corporation ORIX COMMODITIES Corporation ORIX Capital Corporation ORIX Estate Corporation ORIX Real Estate Corporation ORIX Asset Management Corporation ORIX Asset Management and Loan Services Corporation ORIX Investment Corporation ORIX Trust and Banking Corporation ORIX USA CORPORATION ORIX Asia Limited ORIX Capital Markets, LLC ORIX Real Estate Equities, Inc. ORIX Investment and Management Private Limited ORIX Europe Limited ORIX IRELAND LIMITED

Strategy

Business strategy

Strengthening core middle market cross selling activities

The key to ORIX's strategy in Japan is a nation-wide corporate network that allows ORIX to serve a core customer base comprised mainly of small and medium-sized companies. This client base forms the foundation of ORIX's strategy of cross-selling a variety of products and services to its clients. ORIX is working to further strengthen these cross-selling activities by increasing its client base and expanding the range of innovative and value-added financial solutions that it can provide.

In efforts to increase the client base, ORIX is pursuing three strategies. First, ORIX continues to leverage its existing sales force, which includes the sales personnel of the parent company and those of subsidiaries and affiliates, to search out new contacts. Second, ORIX has a program called ORIX Quick Lease, in which small-ticket leases are offered through vendors and other distributors. In this program, the vendors are in direct contact with customers and ORIX carries out the credit evaluation and administration. ORIX evaluates the applications for such leases, identifying and contacting potential candidates for other products that ORIX provides. Management believes that this strategy should continue to allow ORIX to efficiently search out new opportunities for cross-selling. Third, ORIX has made a number of substantial acquisitions in recent years, which has allowed it to expand its customer base. From these acquisitions ORIX can approach the existing clients of the acquired company to offer ORIX's other products and services.

Members of ORIX's sales force act as both marketing agents and collectors of information on market demand. After meeting with customers and assessing their needs, sales personnel offer suitable products from specialized sections within ORIX such as ORIX Auto Leasing, ORIX Life Insurance, ORIX Trust and Banking,

ORIX Securities, the Investment Banking Headquarters or the Real Estate Finance Headquarters. The marketing staff also provides information on market developments to these specialized sections in order that they can develop products tailored to customer demands.

Increasing profitability through greater specialization

ORIX's efforts to provide more innovative and value-added products support its strategy of increasing profitability through greater specialization. The demands of ORIX's customers are diverse and require sophisticated solutions. A traditional approach to financing, especially in the low-margin environment prevailing in Japan, would not enable ORIX to meet financial objectives. In order to satisfy the increasingly sophisticated financing needs of its customers and increase profitability, ORIX continues to expand its areas of specialization by offering training to existing employees, employing outside specialists and implementing organizational reforms to promote synergies amongst different sectors within ORIX. In addition, ORIX has made a number of acquisitions of companies with specialist capabilities. Recent examples include two building maintenance companies, and IFCO, a specialist truck lessor.

An important component of this focus on specialization is to increase the fee component of financial services. Particularly in Japan, where interest rates remain at record low levels and competition in the financing business is intense, it is necessary to create value by concentrating on providing value-added services along with financing. For example, ORIX Auto Leasing provides automobile fleet leasing to corporate clients that includes not only financing, but also service contracts that increase the overall profitability of the auto leasing business.

Pursuing investment banking opportunities

Based on its extensive experience in corporate finance and real estate-related businesses, ORIX is pursuing a number of investment banking opportunities. These activities are conducted primarily by the Investment Banking Headquarters and the Real Estate Finance Headquarters located in the parent company, ORIX Corporation. Both these areas are important components of efforts to increase profitability through greater specialization. ORIX will continue to leverage its existing marketing network to gather information and provide investment banking services to its core customer base of small and medium-sized enterprises and pursue new sources of revenues, including investment banking and advisory fee businesses.

In order to promote more synergies, ORIX established Investment Banking Headquarters in August 2000 by combining a number of teams and specialists that were spread throughout the company and were involved in investment banking activities. ORIX's sales staff began receiving incentives based on the information that they gather for the investment banking business and it believes the potential in this area is substantial.

Part of ORIX's investment banking strategy includes making selective equity investments in existing companies. ORIX intends to provide the necessary expertise, information and human resources from the ORIX network, with the goal of raising the market value of the companies in which it invests and realizing capital gains when such companies are listed or sold.

Related to this investment banking focus is the strengthening of our real estate-related finance operations. ORIX formed its Real Estate Finance Headquarters to restructure and concentrate resources from a number of subsidiaries into one specialized section and to leverage its existing strengths in order to better position itself to take advantage of deregulation and structural changes in the real estate market in Japan and the opportunities created thereby. ORIX is one of the few companies in Japan that have the expertise to handle both the financing as well as the development, leasing and management of real estate. In addition, ORIX has been able to transfer know-how from its real estate operations in the United States and combine such experience with its expertise in the Japanese market.

In addition, with the restructuring of financial markets in Japan and deregulation that has opened up more opportunities for loan servicing companies, ORIX has expanded its operations in loan servicing via its wholly-owned subsidiary, ORIX Asset Management and Loan Services Corporation ("OAMLS") that was established in 1999. OAMLS is now a major player in the distressed asset business in Japan. OAMLS also became the first company to be rated as a master, primary and special servicer in Japan, receiving the second highest ranking in all three categories by Standards and Poor's. ORIX expects the loan servicing business to become an important fee business in the coming years. In 2000, ORIX also established ORIX Asset Management to engage in the management of JREITs.

Growing retail financial services

ORIX believes that the retail financial services market in Japan has strong growth potential, aided by deregulation and growing consumer demand for innovative and attractive products and services. The range of products now offered by ORIX includes:

- Life insurance and medical insurance
- Bank deposits
- Housing loans
- Consumer card loans
- Small-lot commodities funds
- Discount brokerage services

ORIX is taking advantage of direct marketing methods and technologies to make its products available and attractive to retail customers on a cost-effective basis. For example, ORIX Life Insurance markets life insurance through newspaper advertisements and the Internet rather than through sales offices and agents, thereby reducing costs and insurance premiums. ORIX Trust and Banking also reduces its administrative costs for direct deposits by servicing its customers over the Internet and by telephone, thus allowing it to offer higher interest rates on its deposits.

As part of this retail strategy, ORIX is also making efforts to strengthen the ORIX brand. ORIX Create Corporation was established in 1999 to build and manage the ORIX brand and has focused its efforts on creating, maintaining and promoting the ORIX brand in the retail financial markets.

Pursuing selected international opportunities

By actively pursuing selected business opportunities in the Americas, Asia-Oceania, Europe, the Middle East and Northern Africa, ORIX has been able to take advantage of its expertise in leasing and other financial services to expand into these local markets while diversifying its sources of income. International operations have also allowed ORIX to introduce new products and services from overseas markets into the Japanese market.

The United States, where ORIX has operated since 1974, is likely to continue to be the largest single concentration of international operations, and ORIX expects to continue the strategy of focusing on selected specialized areas in leasing, corporate lending, real estate development and management, the corporate and real estate debt market, and commercial mortgage-backed securities business.

Despite recent economic deterioration in a number of Asian markets where ORIX operates, ORIX intends generally to maintain its present operations, and may pursue selected opportunities to expand its business in these markets if attractive opportunities arise.

In all geographic areas, ORIX will focus on areas where it expects to be able to utilize its existing expertise to expand operations or acquire specialized knowledge in particular financial services in order to pursue opportunities outside of Japan.

Overview of Activities

Scope of domestic operations

Domestically ORIX is comprised as of March 31, 2002 of the Company, 100 subsidiaries, and a number of investments in affiliates. As of that date, it employed approximately 8,200 staff in Japan excluding its affiliates, and its domestic operations were serviced by a network of approximately 600 offices throughout Japan. Approximately 78% of ORIX's revenues in the year ended March 31, 2002 were generated by its domestic operations. Activities conducted principally through subsidiaries include its automobile leasing business conducted by ORIX Auto Leasing and its operating lease business for high-precision measuring equipment and personal computers conducted by ORIX Rentec.

In addition to ORIX's core leasing business, it continues to expand into new areas, such as the life insurance business conducted by ORIX Life Insurance and real estate management and development conducted by ORIX Real Estate.

Scope of international activities

Since the establishment of its first overseas subsidiary in Hong Kong in 1971, ORIX has competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. At March 31, 2002, it operated in 21 countries outside Japan through 94 subsidiaries and affiliates. Its overseas operations, including the affiliates, employ approximately 4,500 staff, and include a network of 205 offices.

ORIX USA is ORIX's base for operations in the Americas. Stockton Holdings Limited, an affiliate, conducts reinsurance operations and trades in futures. In July 1999, ORIX increased its ownership of Banc One Mortgage Capital Markets, LLC from 45% to 100% and renamed the operations as ORIX Capital Markets, LLC, which securitises and services commercial mortgage loans and corporate debt.

In the Asia and Oceania region, ORIX Asia, a Hong Kong operating subsidiary, is engaged in leasing and installment sales operations and makes housing loans. Singapore has also become an important center for ORIX's business in the region.

ORIX also engages in leasing activities in other countries. Some of its domestic subsidiaries, such as ORIX Rentec and ORIX Auto Leasing, have also established overseas operations.

Profile of Businesses

Domestic operations are conducted by ORIX and a number of subsidiaries and affiliates.

In general, ORIX's domestic sales staff sells the full range of its products. However, some staff, such as the real estate staff, have specialized functions. Domestic subsidiaries, such as ORIX Auto Leasing, ORIX Rentec and ORIX Life Insurance, offer opportunities for cross-selling and other coordinated activities with its companies. Other subsidiaries serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

ORIX's main customer base is comprised of small and medium-sized businesses. However, it has expanded its client base to large corporations in some business segments, such as leasing of high-precision measuring equipment. ORIX has also targeted individual customers as a growth area in various business segments, such as the card loan, housing loan, rent-a-car and life insurance businesses.

Through its various product lines and distribution channels, ORIX provides a variety of financing solutions responsive to the varying financing needs of its customers. It offers financing alternatives that accommodate specific maintenance, asset risk, cash flow, accounting, tax and other requirements of its customers. In many of ORIX's financing operations, it is able to offer a variety of financing alternatives for the same asset, including direct financing leases, operating leases or installment loans. It also offers options such as fixed or variable interest rates, principal installments and varying prepayment or cancellation options.

The extensive experience of ORIX's staff in leasing and secured financing allows them to effectively evaluate residual value risk and to manage equipment and residual value risks by locating alternative users or purchasers. See "—Management of residual assets".

Direct financing leases

Direct financing leases are one of ORIX's core business activities. The table below provides a geographical breakdown of its investment in direct financing leases as of March 31, 2001 and 2002:

	As of March 31,			
	2001		2002	
	(In millions of yen)	(% of direct financing leases)	(In millions of yen)	(% of direct financing leases)
Investment in direct financing leases in:				
Japan	¥1,193,332	72.0%	¥1,255,537	75.7%
Overseas	464,377	28.0	403,132	24.3
Total	¥1,657,709	100.0%	¥1,658,669	100.0%

As of March 31, 2002, the total balance of ORIX's investment in direct financing leases represented 30.0% of total operating assets.

The table below provides a geographical breakdown of revenues from ORIX's direct financing leases for the years ended March 31, 2001 and 2002:

	Year ended March 31,			
	2001		2002	
	(In millions of yen)	(% of direct financing leases)	(In millions of yen)	(% of direct financing leases)
Revenues from direct financing leases in:				
Japan	¥ 77,365	63.4%	¥ 84,151	69.0%
Overseas	44,638	36.6	37,763	31.0
Total	¥122,003	100.0%	¥121,914	100.0%

ORIX's revenues from direct financing leases represented 18.5% of its total revenues in the year ended March 31, 2002.

The typical direct financing lease is for one specific user, with financial terms designed to recoup most, if not all, of the initial cost of the equipment during the initial contractual lease term. Payments are usually made monthly in a fixed amount. A direct financing lease is generally noncancellable during the term of the lease. The term of a typical direct financing lease in Japan is approximately five years. ORIX engages in direct financing lease operations in Japan and in most countries in which it has operations. ORIX's direct financing lease operations cover most types of equipment, broadly categorised into information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and other equipment.

The following table shows the balance of direct financing lease assets by category of equipment:

	As of March 31,				
	1998	1999	2000	2001	2002
	(In millions of yen)				
Information-related and office equipment	¥ 623,203	¥ 493,298	¥ 373,281	¥ 334,174	¥ 262,524
Industrial equipment	473,140	444,261	394,581	372,542	286,942
Commercial services equipment	273,730	224,080	194,809	193,624	186,115
Transportation equipment	443,486	414,093	398,521	415,246	603,843
Other	372,463	377,110	383,761	342,123	319,245
Total	¥2,186,022	¥1,952,842	¥1,744,953	¥1,657,709	¥1,658,669

The balance of investment in direct financing leases as of March 31, 2002 is essentially unchanged from that of the prior fiscal year-end, as a sharp increase in the balance of transportation equipment leases primarily due to acquisitions was offset by declines in other categories due to the securitization of lease assets and a decline in the level of new contracts compared with the previous fiscal year.

The above table does not include securitized lease assets. If securitized assets were included the total balance of direct financing lease assets would be ¥1,968,872 million as of March 31, 2001, and ¥2,033,818 million (*$15,263 million*) as of March 31, 2002.

At March 31, 2002, no single lessee represented more than 1% of ORIX's total portfolio of direct finance leases. As of March 31, 2002, approximately 75.7% of ORIX's direct financing leases were to lessees located in Japan, and approximately 15.0% of its direct financing leases were to lessees located in the United States.

The following table shows a breakdown of the components of investment in direct financing leases:

	As of March 31,				
	1998	1999	2000	2001	2002
	(In millions of yen)				
Minimum lease payments receivable	¥2,348,361	¥2,100,934	¥1,881,289	¥1,771,625	¥1,727,729
Estimated residual value	64,052	58,827	57,900	56,566	80,206
Initial direct costs	28,294	29,374	26,042	24,616	23,224
Unearned lease income	(254,685)	(236,293)	(220,278)	(195,098)	(172,490)
Total	¥2,186,022	¥1,952,842	¥1,744,953	¥1,657,709	¥1,658,669

Information-related and office equipment

Information-related and office equipment includes computers and related equipment, as well as communication-related equipment. Japanese companies have significantly increased investment in information systems, and outsourcing by Japanese firms has increased the importance of lease financing. This category represents a major portion of ORIX's direct financing lease portfolio, reflecting its strategy to focus on profitable small-ticket leasing. Profitability was emphasised and contracted lease balances were stringently monitored. In addition due to the small-lot nature of this type of agreement, lease assets in this market were often securitized, causing a decline in balance. ORIX has also employed vendor programs in this sector to improve the efficiency of its origination activities, and it has systematised the contract process and automated credit evaluation. In the small-ticket lease sector ORIX competes mainly with captive and non-captive credit companies rather than traditional leasing firms. ORIX competes with these firms by maintaining a nationwide network of sales offices. ORIX has been successful in penetrating the market. In particular ORIX has developed a new customer base through its relationships with dealers and distributors. ORIX also provides a range of complementary products and services.

Industrial equipment

Industrial equipment primarily consists of construction and heavy equipment, and pulp and paper milling equipment. The balance of investment in industrial machinery has decreased in line with the lower level of new contracts compared to previous year due to depressed domestic demand and the slowdown of the US economy.

Commercial services equipment

Commercial services equipment includes gaming machines, cash registers, showcases and point-of-sales systems. Despite an overall decline in Japanese personal consumption, the balance of investment in commercial services equipment has declined only slightly.

Transportation equipment

Transportation equipment within the direct financing lease portfolio consists almost entirely of automobile fleet leasing to corporate clients. ORIX Auto Leasing and IFCO, 80% of which was acquired in September 2001, are ORIX's main companies handling domestic operations. ORIX also has automobile leasing companies in several countries in Asia and Oceania. This segment has become important in the direct financing lease portfolio as the demand for auto leasing services has increased both in Japan and in ORIX's overseas markets. Domestic demand for automobile leasing services has increased due to the general trends towards outsourcing and greater acceptance of fleet leasing by corporate customers. In addition, there is an increasing trend for Japanese companies not to own their own vehicle fleets, particularly when dealer negotiation, maintenance and the payment of taxes, insurance and other costs can be handled by one vendor, such as ORIX.

ORIX maintains a nationwide service network of approximately 8,000 agents and repair shops with which it has entered into arrangements to provide services for its leased automobiles. To further upgrade automobile maintenance capabilities, ORIX supplies ORIX-brand low-cost, high-quality automobile replacement parts to cooperating auto repair facilities. In addition, in a joint arrangement with three oil refining and distribution companies in 1998 ORIX began to issue an Auto Management Service Card that can be used anywhere in Japan to allow customers to monitor fuel costs on a centralized basis and obtain other data services. Moreover, to deal with legal, labour-related, accident, and other types of risks, ORIX provides comprehensive risk management services and assists customers, from a variety of perspectives, in effectively managing and controlling costs related to automobile usage.

ORIX is coordinating the marketing activities of its various business lines and subsidiaries to promote automobile leasing. In recent periods it has increased the scope of its corporate fleet leasing operations. As of March 31, 2002, ORIX had a total of approximately 390,000 vehicles under lease. Based on the year ended March 31, 2001 data, ORIX had a market share of approximately 12% of the domestic automobile leasing industry, which it believes made it the largest independent automobile lessor in Japan. ORIX believes that its value-added services relating to vehicle maintenance and post-accident procedures enable it to provide quick and efficient comprehensive maintenance services. In order to diversify ORIX's access to secondary markets, and increase the returns on the eventual sale of vehicles from its fleet on which leases have expired, ORIX has established five specialist automobile auction sites in Japan. These sites handled the sale of approximately 38,000 vehicles in the year ended March 31, 2001.

Other equipment

Other equipment that ORIX leases to Japanese clients includes a wide range of medical machinery.

Quality of ORIX's assets

The following table provides information about ORIX's past due receivables and provisions for direct financing leases. Average balances are calculated on the basis of fiscal quarter-end balances:

	As of March 31,		
	2000	**2001**	**2002**
	(In millions of yen, except percentage data)		
90+ days past due direct financing leases	¥53,743	¥53,515	¥67,924
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	3.1%	3.2%	4.1%
Provisions as a percentage of average balance of investment in direct financing leases	1.1%	1.3%	1.3%
Allowance for direct financing leases	¥35,783	¥40,885	¥50,837
Allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases	66.6%	76.4%	74.8%
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.05%	2.47%	3.06%

The allowance for direct financing leases increased at March 31, 2002 mainly due to the consolidation of IFCO which was acquired by ORIX in September 2001. See "—Direct financing leases".

ORIX believes that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2002, because:

- lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small;
- all the lease contracts are collateralised by the underlying leased equipment and it can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment; and
- the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases was 74.8% as of March 31, 2002.

The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases averaged 0.95% for the three years ended March 31, 2002. ORIX recognizes that, due to its charge-off policy, historical ratios of charge-offs as a percentage of the balance of its investment in direct financing leases may be lower than if it had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of its investment in direct financing leases is adequate, it does not give as much weight to historical charge-off ratios as it does to the other factors discussed above.

Operating leases

Operating leases constitute another of ORIX principal business activities. The table below provides a geographical breakdown of its operating lease assets as of March 31, 2002:

	As of March 31, 2002	
	(In millions of yen)	(percentage of total operating leases)
Operating lease assets in:		
Japan	¥338,719	71.4%
Overseas	135,772	28.6
Total	¥474,491	100.0%

As of March 31, 2002, ORIX's total operating lease assets represented 8.6% of its total operating assets.

The table below provides a geographical breakdown of revenues from its operating leases for the year ended March 31, 2002:

	Year ended March 31, 2002	
	(In millions of yen)	(percentage of total revenues from operating leases)
Revenues from operating leases in:		
Japan	¥ 87,732	72.6%
Overseas	33,075	27.4
Total	¥120,807	100.0%

In the year ended March 31, 2002, ORIX's revenues from operating leases represented 18.3% of its total revenues.

Operating leases differ from direct financing leases in that they are generally cancellable by the lessee. The lessor does not substantially recoup the initial cost of the item through lease payments during the initial lease term.

Therefore, the lessor usually leases out the same item sequentially to more than one customer (or to the same customer under successive lease contracts) during its useful life. In the Japanese marketplace, operating leases are often referred to as rentals. The lessor in an operating lease bears the inventory risk. This means that the lessor must always maintain strong links to secondary markets for the purchase and sale of used equipment. The principal participants in these informal, unregulated markets are brokers and dealers who specialise in the purchase and sale of used equipment.

ORIX's operating lease operations cover most types of equipment. These are broadly classified into three principal market segments: transportation equipment, measuring equipment and personal computers, and real estate and other.

The following table shows the balance of operating lease assets by segment:

	As of March 31,				
	1998	1999	2000	2001	2002
	(In millions of yen)				
Transportation equipment	¥195,392	¥181,886	¥159,548	¥165,218	¥187,605
Measuring equipment and personal computers	59,989	58,552	58,431	77,808	71,527
Real estate and other	179,685	170,718	179,597	208,145	215,359
Total	¥435,066	¥411,156	¥397,576	¥451,171	¥474,491

The balance of ORIX's total investment in operating leases increased by 5.2%, or ¥23,230 million, from March 31, 2001 to March 31, 2002.

Transportation equipment

Transportation equipment that ORIX leases out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. Its fleet of aircraft as of March 31, 2002 stood at 23 owned and 39 managed aircraft. These are leased principally to European and North American carriers. Orix owns 21 Airbus 320s, one Airbus 340 and one Boeing 737. ORIX has limited its investment to these types of aircraft due to their relative liquidity in the leasing market. Its aircraft lease operations are managed by ORIX Aviation Systems. The weighted average useful life of its transportation equipment is 12 years.

ORIX's two principal markets for automobile operating leases are Japan and Australia, although it also maintains automobile operating lease operations in several Asian countries.

Measuring equipment and personal computers

ORIX has developed a strong position in the domestic measuring equipment and personal computer rental sector. ORIX believes that it is the industry leader in the domestic market for measuring equipment. Its customers include major domestic and overseas electronics companies. ORIX rents measuring equipment and personal computers primarily through a specialist subsidiary, ORIX Rentec. It believes that its inventory of more than 380,000 pieces of measuring and diagnostic equipment is the largest of its kind in Japan.

ORIX's measuring and diagnostic equipment is used mainly in manufacturing facilities and research and development centers. This includes:

- equipment for testing emissions from cellular phones and personal handyphones;
- equipment for testing noise emissions;
- equipment for testing compliance of electrical circuitry with prescribed standards;
- laboratory and field use meteorological and environmental testing equipment (pollution monitoring equipment); and
- equipment for monitoring, testing and evaluating the electromagnetic performance of printed circuit boards and the efficiency of microprocessors.

ORIX Rentec maintains a website for the auction of used personal computers and measuring equipment. The weighted average useful life for ORIX's measuring equipment and personal computers is three years.

Real estate and other

ORIX maintains a portfolio of 57 rental dormitories, which it rents to major domestic corporations for use by their staff. It also owns for rental and operate office buildings, approximately 2,000 apartment units, and a number of other real estate properties, located mainly in or near Tokyo and Osaka. The weighted average useful life for ORIX's real estate and other is 40 years.

Installment loans and investment securities

In the year ended March 31, 2002, ORIX's revenues from interest on loans and investment securities were ¥121,962 million (*$915 million*), representing 18.5% of its total revenues. As of March 31, 2002, the balance of installment loans was ¥2,273,280 million (*$17,060 million*) and the balance of investment in securities was ¥861,336 million (*$6,464 million*).

Installment loans

The table below provides a geographical breakdown of investment in installment loans as of March 31, 2002:

	As of March 31, 2002	
	(In millions of yen)	(percentage of total installment loans)
Investment in installment loans:		
Domestic	¥1,840,289	81.0%
Foreign	432,991	19.0
Total	¥2,273,280	100.0%

The following table shows the balance of installment loans by domicile and type of borrowers.

	As of March 31,				
	1998	1999	2000	2001	2002
	(In millions of yen)				
Domestic consumer:					
Housing loans	¥ 426,559	¥ 411,215	¥ 396,748	¥ 392,896	¥ 557,461
Card loans	98,187	118,347	121,272	181,215	230,358
Other	55,811	43,663	56,461	43,959	44,829
Subtotal	580,557	573,225	574,481	618,070	832,648
Domestic commercial:					
Real estate related companies	213,911	188,085	203,537	222,818	278,367
Commercial and industrial companies	607,952	614,988	657,355	627,252	708,031
Subtotal	821,863	803,073	860,892	850,070	986,398
Total domestic consumer and commercial	1,402,420	1,376,298	1,435,373	1,468,140	1,819,046
Foreign commercial, industrial and other borrowers	377,761	368,661	337,754	357,446	432,771
Direct loan origination costs, net	14,644	16,928	18,312	20,925	21,463
Total	¥1,794,825	¥1,761,887	¥1,791,439	¥1,846,511	¥2,273,280

As of March 31, 2002, ORIX had no connection of loans to borrowers in a single industry, other than loans to real estate related companies. At March 31, 2002, it had loans outstanding of ¥311,609 million (*$2,339 million*) to real estate related companies and construction companies. Of that amount, a valuation allowance was required for loans with an outstanding balance of ¥31,045 million (*$233 million*). The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

As of March 31, 2002, approximately 81% of loans were to borrowers in Japan and approximately 11% were to borrowers in the United States.

The above table does not include securitized assets. If securitized assets were included, the total balance of installment loans would be ¥1,887,596 million as of March 31, 2001 and ¥2,349,242 million as of March 31, 2002.

Loans to domestic consumer borrowers

ORIX has three distinct categories of domestic consumer lending: housing loans, card loans and other lending. It selects the type of borrower, undertakes systematic credit and risk analysis, and tailors products to meet specific customer needs. Its lending experience in the real estate development sector has enabled ORIX to form strong relationships with developers which provide ORIX with attractive housing loan opportunities.

Substantially all of ORIX's card loans and small-lot consumer loans are unsecured. Despite the relatively small size of these loans, ORIX has emphasised the selection of borrower type, and has developed products that differentiate it from its competitors. For example, it provides card loans that offer higher credit-quality individuals lower interest rates than those offered by consumer finance companies. It also undertakes rigorous credit evaluation procedures.

ORIX distributes its housing loans principally through contacts with real estate developers and brokers while it distributes other consumer loan products through retail outlets and direct mail.

In the year ended March 31, 2000, ORIX transferred its housing loan business from ORIX's Real Estate Finance Headquarters to ORIX Trust and Banking in order to respond effectively to diverse demands for housing loans from owners-occupiers as well as investors.

In September 2001, the Company, ORIX Trust and Banking and Asahi Mutual Life reached a preliminary agreement for ORIX Trust and Banking to purchase housing loan assets from Asahi Mutual Life that are guaranteed by Asahi Credit Guarantee Corporation (approximately 14,400 loans totaling approximately ¥137.6 billion). The purchase was completed at the end of December 2001.

Loans to domestic commercial borrowers

Loans to domestic commercial borrowers include loans to real estate related companies, as well as general corporate lending. Historically, a substantial portion of loans extended by ORIX were to real estate related companies. However, in recent years, ORIX has made few new loans to real estate related companies. Reflecting changing industry trends, ORIX receives financing proposals more for short-term bridge finance for homes and other real estate than for long-term project finance. ORIX expects steady demand to continue for this type of lending in the short-to-medium term. Commercial lending covers the spectrum of Japanese corporate lending, including loans to the leisure industry, loans to consumer finance companies, and loans to the Japanese retail sector. Despite sluggish economic conditions in Japan, ORIX has been able to achieve moderate growth in this segment by offering financing products that meet its customers' diverse needs.

Loans to foreign borrowers

Loans to foreign borrowers include ORIX's overseas ship finance operations and general corporate lending. These borrowers are primarily in the United States and Hong Kong. Substantially all of its overseas installment loans are to corporate customers, such as multinational shipping companies and North American corporate customers.

Quality of assets

ORIX classifies past due installment loans into two categories: installment loans considered impaired under the definitions contained in FASB Statement 114 and 90+ days past due loans excluding amounts attributable to treatment under FASB Statement 114.

The following table provides information about ORIX's recorded investment in loans considered impaired under the definition contained in FASB Statement 114. The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114.

	As of March 31,		
	2000	2001	2002
	(In millions of yen)		
Impaired loans	¥125,921	¥120,090	¥113,000
Impaired loans requiring a valuation allowance	83,408	73,636	71,802
Valuation allowance	51,791	47,037	45,862

The allowance for impaired loans accounted for under FASB Statement 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement 114 in the year ended March 31, 1996, ORIX increased the allowance for the category, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of significant change in the level of total outstanding value of these loans. In the year ended March 31, 2002, a charge-off of impaired loans amounting to ¥8,475 million (*$64 million*) resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2002 compared to March 31, 2001.

The following table provides the outstanding balances of impaired loans by region and type of borrowers. Domestic consumer loans in the "Others" category primarily consist of loans secured by stock and golf club memberships:

	As of March 31,		
	2000	2001	2002
	(In millions of yen)		
Domestic consumer:			
Housing loans	¥ —	¥ —	¥ —
Card loans	—	—	—
Others	646	625	2,193
Subtotal	646	625	2,193
Domestic commercial:			
Real estate related companies	49,432	48,527	40,184
Commercial and industrial companies	64,131	59,288	58,338
Subtotal	113,563	107,815	98,522
Foreign, commercial, industrial and other borrowers	11,712	11,650	12,285
Total	¥125,921	¥120,090	¥113,000

The following table provides information as to past due loans and allowance for installment loans, excluding amounts attributable to treatment under FASB Statement 114. Average balances are calculated on the basis of fiscal quarter-end balances:

	As of March 31,		
	2000	2001	2002
	(In millions of yen, except percentage data)		
90+ days past due loans not attributable to treatment under FASB Statement 114	¥91,513	¥84,827	¥74,199
90+ days past due loans not attributable to treatment under FASB Statement 114 as a percentage of the balance of installment loans excluding FASB Statement 114 loans	5.4%	4.9%	3.4%
Provisions as a percentage of average balance of installment loans	1.1%	1.0%	1.0%
Allowance for possible loan losses not attributable to treatment under FASB Statement 114	¥49,365	¥53,155	¥56,188
Allowance for loans not attributable to treatment under FASB Statement 114 as a percentage of the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114	53.9%	62.7%	75.7%
Allowance for loans not attributable to treatment under FASB Statement 114 as a percentage of the balance of installment loans excluding FASB Statement 114 loans	2.96%	3.08%	2.60%

At March 31, 2002, the allowance for loans not attributable to treatment under FASB Statement 114 as a percentage of 90+ days past due loans not attributable to treatment under FASB Statement 114 loans increased, reflecting a decline in value of collateral underlying assets and overall economic conditions in Japan with remained stagnant.

The following table shows the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 by domicile and type of borrowers:

	As of March 31,		
	2000	2001	2002
	(In millions of yen)		
Domestic consumer:			
Housing loans	¥67,066	¥60,316	¥53,577
Card loans and other	16,825	14,832	9,585
Domestic commercial:			
Real estate related companies	191	808	195
Commercial and industrial companies	2,103	2,050	2,192
Foreign, commercial, industrial and other borrowers	5,328	6,821	8,650
Total	¥91,513	¥84,827	¥74,199

The majority of these past-due loans were domestic housing loans to consumers secured by collateral (mostly first mortgages) where ORIX received partial payments. A significant majority of these housing loans are to consumers who purchased condominiums for investment purposes. ORIX makes provisions against losses in this portfolio by way of general reserves for installment loans included in allowance for doubtful receivables. ORIX makes allowance for domestic housing loans after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that may affect the default rate. These conditions include corporate and personal bankruptcies and increased unemployment rates.

ORIX determines the allowance for card loans and other on the basis of past loss experience, general economic conditions and the current portfolio composition. In addition, ORIX determines the amounts of necessary charge-offs and these amounts are added to provision against losses.

ORIX believes that the level of the allowance as of March 31, 2002 was adequate because:

- ORIX expects to recover a portion of the outstanding balance for 90+ days past due loans (excluding FASB Statement 114 loans) primarily because most 90+ days past due loans are domestic housing loans, which are generally made to individuals and generally secured by first mortgages; and
- the allowance for possible loan losses not attributable to treatment under FASB Statement 114 as a percentage of the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 was 75.7% as of March 31, 2002.

The ratio of charge-offs as a percentage of the balance of installment loans averaged 0.93% for the three years ended March 31, 2002. ORIX recognizes that, due to its charge-off policies, historical ratios of charge-offs as a percentage of the balance of its investment in installment loans may be lower than if ORIX had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for possible loan losses as a percentage of the balance of installment loans is adequate, ORIX does not give as much weight to historical charge-off ratios as it does to the other factors discussed above.

Investment securities

ORIX maintains a sizable investment in various securities. The largest segment of this portfolio is the investment of the reserves in its life insurance operations. This is approximately 53.1% of ORIX's total investment in securities as of March 31, 2002. These reserves are generally invested in corporate debt. Overseas, ORIX also has substantial holdings in corporate debt in the United States as well as emerging markets in Latin America, Eastern Europe and Southeast Asia. The following table shows ORIX's investment in securities by category of investment:

	As of March 31,					
	2000		2001		2002	
	(In millions of yen, except percentage data)					
Trading securities	¥ 390	0.1%	¥ 581	0.1%	¥ 879	0.1%
Available-for-sale securities	689,638	90.9	841,409	89.3	718,919	83.5
Held-to-maturity securities	11,404	1.5	13,005	1.4	16,008	1.9
Other securities	56,949	7.5	87,163	9.2	125,530	14.5
Total	¥758,381	100.0%	¥942,158	100.0%	¥861,336	100.0%

Corporate debt securities consist of general obligation and fixed interest rate instruments. ORIX's portfolio included investments by ORIX USA in high yield debt securities with a balance of ¥45,649 million *($343 million)* and investments by ORIX Capital Markets in commercial mortgage-backed securities with a balance of ¥109,930 million *($825 million)* as of March 31, 2002. Trading securities include securities held in the trading portfolio of ORIX Securities, ORIX Commodities and ORIX Capital Markets.

The following table provides the fair value of available-for-sale and held-to-maturity securities in each major security type:

	As of March 31,		
	2000	2001	2002
	(In millions of yen)		
Available-for-sale securities:			
Japanese and foreign government bond securities	¥ 12,895	¥ 25,431	¥ 25,308
Japanese prefectural and foreign municipal bond securities	33,021	39,692	24,374
Corporate debt securities	482,417	604,145	497,838
Mortgage-backed and other asset-backed securities	54,475	94,236	112,891
Funds in trust	2,479	5,508	4,987
Equity securities	104,351	72,397	53,521
	¥689,638	¥841,409	¥718,919
Held-to-maturity securities:			
Japanese and foreign government bond securities	¥ —	¥ 142	¥ 205
Asset-backed securities	11,404	12,864	17,513
	¥ 11,404	¥ 13,006	¥ 17,718

At March 31, 2002, marketable equity securities amounted to approximately 6.2% of ORIX's total investment in securities. ORIX makes these equity investments mainly to strengthen business relationships with customers.

Life insurance

ORIX's life insurance business includes insurance underwriting and agency sales. ORIX's life insurance underwriting business is conducted by its subsidiary ORIX Life Insurance. ORIX's life insurance agency sales business is conducted by the Company. Revenues from life insurance premiums and related investment income for the year ended March 31, 2002 were ¥152,333 million (*$1,143 million*), or 23.1% of ORIX's total revenues.

ORIX Life Insurance

ORIX Life Insurance is a full-line life insurance underwriter, with total value of insurance contracts in force at March 31, 2002 amounting to ¥3,653 billion. ORIX Life Insurance traditionally distributed its products through agents, including ORIX as well as independent agents. In September 1997 ORIX Life Insurance initiated ORIX Direct. ORIX Direct is Japan's first product suite that includes whole life, endowment, and term life insurance products offered through direct channels. Since this insurance is sold via newspaper advertisements, the Internet, and other direct channels, administration expenses such as agent fees and marketing office expenses are lower than for agency-based businesses. As a consequence, ORIX is able to offer this insurance at a lower cost than competitors. Also, by setting an upper limit ¥30 million on insurable amounts and ¥15 million on single payment endowment insurance, ORIX has been able to simplify analysis and approval procedures. ORIX Direct is part of its overall initiative to increase its presence in the retail financial services sector.

The following table shows a breakdown of the balance of investments by ORIX Life Insurance as of March 31, 2002:

	As of March 31, 2002	
	(In millions of yen)	(In millions of dollars)
Fixed income securities	¥433,463	*$3,253*
Marketable equity securities	73	*1*
Other securities	23,596	*177*
Total investment in securities	457,132	*3,431*
Other investments	86,606	*650*
Total	¥543,738	*$4,081*

Investments by ORIX Life Insurance other than securities consisted principally of real estate for rental and loans.

Real estate development and management

In addition to ORIX's real estate lending operations, ORIX is involved in a range of property development and property management services. ORIX owns, operates and provides management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels. Following ORIX's acquisition of Nihon Jisho in April 2001, ORIX also owns office building and residential property owned and operated by Nihon Jisho and land for subdivision development, and has subsidiaries involved in building maintenance and real estate appraisal business.

In August 2001, ORIX acquired the majority of Kansai Maintenance, a building maintenance company through a tender offer. ORIX expects that the acquisition of Kansai Maintenance will strengthen its ability to provide property operations and management services. In March 2002, ORIX acquired the rest of Kansai Maintenance through a share exchange. The building maintenance business of Nihon Jisho and Kansai Maintenance were combined under a holding company called ORIX Facilities Corporation in May 2002.

ORIX actively engages in real estate development. ORIX has earned substantial profit from the planning and development of condominium buildings in Japan. In the year ended March 31, 2002, operating revenues from the condominium business accounted for approximately 48% of other operating revenues. In the United States, ORIX Real Estate Equities engages in real estate development, focusing on "build-to-suit" real estate development. This type of development enables ORIX to secure the profitability of new projects through the prior arrangement of long-term leases and sales contracts.

ORIX's real estate development activities cover both the residential and commercial property markets in Japan. It completed the subdivision and sale of approximately 1,100 residential apartment units in the year ended March 31, 2001 and approximately 1,900 units in the year ended March 31, 2002. ORIX is also involved in commercial real estate development. The expertise that ORIX has accumulated in more than 16 years in the Japanese real estate market, coupled with its financing capabilities, allow ORIX to create one-stop development packages.

Since the adoption of the Law Concerning Securitization of Specified Assets by Special Purpose Companies in September 1998, ORIX has actively engaged in the securitization of real estate assets. In this area, ORIX draws on its experience from US operations and other expertise in handling leases, loans to corporations, and real estate business as ORIX actively works to expand its securitization of real estate and other types of assets as well as developing its service operations.

On May 7, 2002, ORIX JREIT Inc. submitted a filing to the Tokyo Stock Exchange indicating its intention to make an initial public offering of units in the JREIT, 100% of which are presently owned by ORIX. Prior to and during the year ended March 31, 2002, ORIX acquired approximately ¥100 billion in real property that was subsequently sold to JREIT. ORIX plans to sell 111,000 units of its 123,372 units.

Other operations

ORIX's other operations include the sale and structuring of commodities funds, securities brokerage, the sale of life and non-life insurance products offered by insurance companies other than ORIX Life Insurance, and several other businesses.

Securities brokerage

ORIX Securities Corporation is engaged primarily in equity and other securities brokerage activities. As financial sector deregulation proceeds in Japan, ORIX expects that there will be significant opportunities to offer products and services that capitalise on synergies with the other affiliated companies of ORIX. ORIX Securities has seats on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Taking advantage of the deregulation of brokerage commissions in October 1999, ORIX Securities is offering discount brokerage services to individual investors. As part of this move to further develop its activities, ORIX Securities in May 1999 began to offer "ORIX ONLINE," an equity trading service available via telephone and the Internet.

Venture capital

In 1983 ORIX established ORIX Capital to provide venture capital and related consultancy services for companies that are potential candidates for initial public offerings in Japan. As of March 31, 2002, assets under ORIX Capital's management were approximately ¥20,342 million (*$153 million*), consisting entirely of equity securities.

Insurance agency sales

ORIX engages in life insurance agency sales through its network of approximately 1,900 registered sales agents. ORIX serves as a sales agent for ORIX Life Insurance. ORIX Life Insurance also contracts with independent specialized insurance sales agents to market its products. ORIX Life Insurance's sales agents market through customer visits.

In September 1999, ORIX formed a joint venture with the American International Group (AIG) to operate in the Japanese nonlife insurance sector. ORIX Insurance Planning Corporation, is a domestic nonlife insurance agency that provides various types of nonlife insurance products such as fire and casualty insurance and other products including new types of liability insurance. ORIX Insurance Planning is developing new nonlife insurance products tailored to customers' requirements in cooperation with AIG and organising distinctive marketing programs for those products.

Personal financial services

In 1997, ORIX established its Personal Financial Services Department to examine the potential for it to enter the Japanese financial services sector. This market sector has been highly regulated with little product differentiation, and, consequently, offered few opportunities for ORIX. However, with the advent of financial deregulation in Japan, ORIX expects that there will be many opportunities for it to enter the market, and capitalise on the brand recognition that ORIX has built to date. ORIX provides financial consulting and financial products tailored to meet the needs of Japanese consumers.

The Personal Financial Services Department began to offer Life Insurance Diagnostic Services in July 1997. These services provide detailed advice to customers regarding the type of insurance most suited to their individual lifetime financial plans. In addition, based on the data gathered while providing these services, the Personal Financial Services Department makes proposals for insurance products tailored to individual customers.

General and trust banking

ORIX Trust and Banking provides ORIX with a general banking license and a trust business license. ORIX engages primarily in direct marketing of deposit products and housing loans. As of March 31, 2002, the balance of deposits was approximately ¥225 billion (*$1.7 billion*) and the balance of these housing loans was approximately ¥318 billion (*$2.4 billion*).

Waste management

ORIX established ORIX Eco Services Corporation in 1998 to help leasing service clients deal with their waste management problems. Its activities include organising a network of waste disposal companies and introducing as well as acting as intermediary between its customers and these waste disposal companies.

Loan Servicing

Through its subsidiary ORIX Capital Markets, ORIX engages in the servicing of commercial mortgage loans collateralised primarily by real estate. As of March 31, 2002, ORIX Capital Markets serviced commercial loan portfolios on behalf of itself and outside investors with unpaid principal balances of approximately ¥4,957 billion (*$37.2 billion*).

Other financial services

ORIX maintains a network of leasing affiliates throughout Japan that have been established in cooperation with leading regional banks and other financial institutions.

Other activities

ORIX owns the ORIX Baseball Club, a professional baseball team named ORIX BlueWave which it acquired in 1988, as part of an overall initiative to promote its corporate image.

Management of Residual Assets

ORIX's personnel has extensive experience in managing equipment over its full life cycle. ORIX has the expertise to provide or arrange for required maintenance and repairs, to obtain required regulatory permits and to repossess equipment or real estate from defaulting credits. Although the estimated residual value of equipment under direct financing leases is on average approximately 3% of total receivables, this figure is greater for operating leases which carry inherently higher obsolescence and resale risks.

ORIX has established relationships with service, repair and resale facilities throughout Japan, which reduce these risks. For example, ORIX Auto Leasing maintains alliances with approximately 8,000 servicing agents and repair facilities throughout Japan.

ORIX Rentec maintains two fully automated facilities that offer repair, servicing and recalibration services on personal computers and measuring equipment, as well as its own internet auction site for used personal computers and measuring equipment. ORIX also maintains a relationship with a major personal computer manufacturer for personal computer servicing. It also coordinates the disposal of items that are of no further commercial use.

Environmental services provided by ORIX Eco Services include those which systematise the ultimate disposal of used leasing equipment.

International Operations

Since the establishment of its first overseas subsidiary in Hong Kong in 1971, ORIX has competed in selected international markets through its subsidiaries and investments in international joint ventures. ORIX's approach to international expansion has been to focus first on direct financing leases. It has either established wholly-owned operations or set up joint ventures with a strong local partner. In the cases of ORIX Financial Services in the United States and ORIX Polska S.A. in Poland, ORIX has expanded through acquisitions. In addition to direct financing leases, in its international operations in various jurisdictions it offers automobile maintenance leases, operating leases for measuring equipment, personal financial services and aircraft leases. In the United States, ORIX has undertaken a diverse range of financial and real estate-related business including corporate finance as well as real estate financing and development operations.

ORIX's international operations have become a substantial part of its operations, generating approximately 22.3% of its total revenues in the year ended March 31, 2002. Of these overseas revenues, approximately 51.3% are from the Americas, 38.7% from the Asia and Oceania region, and the remaining 10.0% from Europe. Approximately 21.2% of its total assets are overseas operating assets, excluding assets attributable to the corporate segment and assets which belong to affiliate operations. Approximately 59.1% of overseas assets as of March 31, 2002 related to the Americas, 32.4% to Asia and Oceania, and the remaining 8.5% to Europe.

The Americas

After opening a representative office in 1974, ORIX commenced formal operations in the United States in 1981 when it established a wholly-owned subsidiary, ORIX USA. Since then, ORIX has significantly expanded its activities in the United States. ORIX USA owns 100% of the equity of ORIX Real Estate Equities, ORIX Financial Services and ORIX Capital Markets, LLC ("ORIX Capital Markets").

In the year ended March 31, 2002, ORIX restructured its US operations in order to improve efficiency and to strengthen risk control. The lease receivables of ORIX USA were transferred to ORIX Financial Services, while its loan receivables and investment securities were transferred to ORIX Capital Markets.

ORIX Real Estate Equities is a real estate development and management company, which ORIX acquired in 1987. ORIX Real Estate Equities is headquartered in Chicago with offices in several major cities in the Unites States, and properties in ten states in the US and Toronto, Canada. The current operations of ORIX Real Estate Equities are focused on three main activities:

- build-to-suit development of retail, industrial and office projects;
- the acquisition of office and industrial properties that offer value-enhancement opportunities; and
- asset and property management.

These activities cover properties in ORIX's own portfolio as well as third party properties.

ORIX Financial Services, which was acquired in 1989, specialises in equipment finance and corporate lending.

In the year ended March 31, 2002, weakening conditions in the US economy continued to adversely affect the leasing business related to transportation, construction and other heavy equipment, resulting in an increase in doubtful receivables on direct financial leases. ORIX is proactively responding to this development by implementing a restructuring program of ORIX Financial Services.

ORIX has installed a new management team at ORIX Financial Services, replacing 40 members of senior management, and has reduced the number of ORIX Financial Services employees by roughly 40%. In addition, a specialist recovery team has been set up to pursue quick recovery on problem loans. At the same time, ORIX is moving to diversify its portfolio further by increasing activities in business credit, structured finance and other new lending businesses.

In 1989 ORIX became involved in the field of commodities trading and management, primarily through its investment in Stockton Holdings, a company that traded in futures and provided reinsurance. As of March 31, 2002 it owned 29.4% of the equity of Stockton Holdings, without taking into account outstanding options.

ORIX increased its ownership from 45% to 100% in July 1999 of Banc One Mortgage Capital Markets, LLC, currently called ORIX Capital Markets. ORIX Capital Markets combines origination, commercial mortgage-backed securities investment, and servicing functions into a single entity focused on commercial mortgage capital markets. ORIX Capital Markets is a leading servicer of performing mortgage loans and the largest special servicer in the United States providing loan workout and liquidation expertise on securitized and privately held portfolios. In addition, ORIX Capital Markets also manages a portfolio of principally high yield corporate debt which was transferred from ORIX USA in August 2001.

Asia, Oceania and the Middle East

In 1971 ORIX established its first overseas office in Hong Kong, and had 56 subsidiaries and affiliates at March 31, 2002. These companies do business in 16 countries in the Asia, Oceania and the Middle East regions. During about 30 years that ORIX has maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for ORIX's expansion and operations in the region. ORIX Asia provides a wide range of financial services. Singapore has been another center for ORIX's activity in the region. ORIX now has five ORIX subsidiaries and affiliates in Singapore undertaking leasing, rental, ship financing, securities investment and venture capital operations.

Although ORIX provides a broad range of financial products and services throughout the Asia and Oceania region, ORIX's primary focus has been on the leasing operations. ORIX introduced lease financing to, and is the leading lessor in, most of the countries in this region. In this region, as in other regions, it has employed two strategies in managing its operations. First, ORIX has focused on local business demand rather than on expatriate business demand. This strategy has resulted in ORIX's Asia and Oceania portfolios being composed of a large volume of small transactions which has had the effect of dispersing risk. Second, ORIX has sought to procure funds and transact business in the relevant local currency and thus minimise currency fluctuation risk.

ORIX's domestic subsidiaries have also been expanding into the region. For example, it has established specialized auto leasing operations in Singapore, Taiwan and Malaysia, and ORIX Rentec established personal computer and measuring equipment rental operations in Singapore in 1995, Malaysia in 1996 and South Korea in 2001.

ORIX has also expanded its activities into and throughout Asia and Oceania including the Middle East and North Africa through its overseas subsidiaries and affiliates such as ORIX Australia Corporation Limited, ORIX New Zealand Limited, ORIX Leasing Pakistan Limited, ORIX Investment Bank Pakistan Limited and Infrastructure Leasing & Financial Services, Ltd in India.

Europe

ORIX initiated its activities in Europe in 1974, when ORIX established a liaison office in London. ORIX conducts its current European operations principally through ORIX Europe Limited ("ORIX Europe"), ORIX IRELAND LIMITED (established in 1988 as a finance vehicle for ORIX's European operations), ORIX Aviation Systems in Dublin (which has marketing, technical, legal and administrative teams to develop its international aircraft operating lease business), and ORIX Polska S.A. (an equipment leasing company in Warsaw). Multinational transportation operators are the principal customers of ORIX's European operations.

Established in 1982, ORIX Europe provides leasing, general and corporate lending and other financial services throughout Europe. These include international ship financing, real estate financing and investment in and trading of international securities.

Property, Plants and Equipment

Because ORIX's main business is to provide diverse financial services to its clients, ORIX does not own any factories or facilities which manufacture products. There are no factories currently under construction, and ORIX has no plans to build any factories in the future.

ORIX's most important facility that it owns is its headquarters building. Its headquarters is in Shiba, Minato-ku, Tokyo and covers a floor space of 19,662 square meters. ORIX has no plans to expand its headquarters or to build additional material offices. See also "—Description of Property".

Regulation

ORIX is incorporated under the Commercial Code and its corporate activities are governed by the Commercial Code.

There is no specific regulatory regime in Japan which governs the conduct of ORIX's direct financing lease and operating lease businesses. Its installment loan business is regulated by two principal laws which also regulate the activities of credit card providers: the Acceptance of Contributions, Money and Interest Law and the Regulation of Moneylending Business Law.

The Moneylending Business Law requires all companies engaged in the money lending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the relevant authorities. As registered moneylenders, ORIX's registered companies are regulated by the Financial Services Agency, which has the right to review registered moneylenders' operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The Financial Services Agency has the authority, and is obliged, to cancel a registration upon substantial noncompliance with law, failure to comply with some administrative orders and under other circumstances.

The insurance industry in Japan is regulated by the Insurance Business Law. Insurance business may not be carried out without a license from the Financial Services Agency. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses. In general, ORIX Life Insurance, as an insurance company, is prohibited from engaging in any other activity. Insurance solicitation which is conducted by ORIX is also governed by the Insurance Business Law. ORIX is registered as a sales agent with the Ministry of Finance, the government authority formerly in charge of supervising the insurance business at the time of ORIX's application for the registration.

ORIX operates its securities business through ORIX Securities. The Securities and Exchange Law of Japan (the "Securities and Exchange Law") and related laws and regulations apply to the securities industry in

Japan. The Securities and Exchange Law regulates both the business activities of securities companies and the conduct of securities transactions. ORIX Securities is subject to these and other laws and regulations. Violation of these provisions could result in sanctions against ORIX Securities or its officers and employees.

General banking and trust businesses, which are operated by its banking subsidiary, ORIX Trust and Banking, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These banking businesses may not be carried out without a license from the Financial Services Agency and are supervised by the Financial Services Agency.

The Law for Special Measures Concerning the Debt Management and Collection Business (the Servicer Law), which was enacted in 1998, allows companies meeting certain specified criteria to obtain a license to manage and collect certain assets. At the time of enactment, the consumer loans did not fall within the definition of qualifying assets such that the Servicer Law was essentially not applicable to the servicing of consumer loans. The amendments to the Servicer Law, in effect since September 1, 2001, have expanded the definition of assets to include (i) loan receivables owned by moneylenders which are registered under the Money Lending Business Law, (ii) monetary receivables owned by certain special purpose companies incorporated for the special purpose of collecting and managing the specified assets, and (iii) monetary receivables, regardless of the owner thereof, in respect of which insolvency proceedings have been commenced.

ORIX Asset Management, a wholly-owned subsidiary of ORIX Corporation, is registered under the Laws Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law") as an asset manager for JREITs. Under the Investment Trust Law, investment trusts and investment corporations may only make investments that are specifically prescribed by law. Real estate was not among the prescribed investments until November 2000. Permitted real estate investments are not limited to physical real estate, but include investments in specifically prescribed real estate-related rights, such as trust beneficiary interests in real estate. Units can be listed on a stock exchange and are eligible for certain tax benefits, provided they meet applicable requirements under Japanese law. JREITs which are listed on the Tokyo Stock Exchange may only make investments permitted by the JREIT listing rules of the Tokyo Stock Exchange and the rules of the Investment Trusts Association. Investment corporations must register with the Financial Services Agency prior to commencing their investment activities.

Outside of Japan, some of ORIX's businesses are also subject to regulation and supervision in the jurisdictions in which it operates.

Competition

ORIX's markets are highly competitive and are characterized by competitive factors that vary by product and geographic region. Its competitors include independent and captive leasing and finance companies and commercial banks. Some of its competitors have substantial market positions. Many of its competitors are large companies that have substantial capital and marketing resources, and some of these competitors are larger than ORIX and may have access to capital at a lower cost than ORIX does. Competition in Japan and a number of other geographical markets has increased in recent years because of deregulation and increased liquidity. The markets for most of its products are characterized by a large number of competitors. However, in some of ORIX's markets, such as automobile leasing and small-ticket leasing, competition is relatively more concentrated.

Japan's leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialise in specific products, product ranges, or geographical regions. ORIX has established a nationwide network and distributes a full range of leasing and other financial products. Similarly, its array of other financial products and services, and the seamless way in which they are presented, make it unique in the Japanese marketplace. This ability to provide comprehensive financial solutions through a single sales staff and cross-sell a variety of products is one of its competitive advantages, and sets it apart from its domestic competitors. Credit tightening has led to a general reduction in aggressive marketing from most domestic competitors. ORIX believes that this factor, coupled with its ability to access funds directly from the capital markets, will allow ORIX to expand its domestic leasing operations as consolidation proceeds within the industry.

Recently, a number of non-Japanese finance companies have established bases in Japan, or are in the process of increasing sales and marketing initiatives. Many of these companies compete with ORIX in specific fields. However, in general ORIX maintains the same competitive advantage that it enjoys over many domestic competitors in that it offers a range of products and services that offer customers more than a simple leasing product. Furthermore, ORIX's established network of sales offices and experience in the Japanese marketplace provides ORIX with advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

In small-ticket leasing ORIX competes more with credit companies than with traditional leasing firms. These companies, like it, have significant experience and expertise in handling a large volume of small-ticket transactions. ORIX uses its nationwide coverage and ability to offer a broad range of financial products and services to compete with these firms.

Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. While Japanese commercial banks are not currently permitted to sell insurance products directly, scheduled deregulation of the insurance industry is expected to permit them to sell life insurance products through subsidiary or affiliate insurance companies at the bank branch offices. In the event that such deregulation is implemented, the commercial banks could pose a competitive challenge to ORIX's life insurance operations. If existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

Description of Property

ORIX's operations are generally conducted in leased office space in numerous cities throughout Japan and the other countries in which it operates. Its leased office space is suitable and adequate for its needs. ORIX utilizes, or plans to utilize in the foreseeable future, substantially all of its leased office space.

ORIX owns office buildings, including one used as ORIX's principal executive offices, apartment buildings and recreational facilities for its employees with an aggregate value as of March 31, 2002 of ¥76,987 million (*$578 million*).

Legal Proceedings

ORIX is a defendant in various lawsuits arising in the ordinary course of its business. ORIX manages its pending litigation and assesses appropriate responses to lawsuits in light of a number of factors, including potential impact of the actions on the conduct of its operations. In the opinion of management, none of the pending legal matters is expected to have a material adverse effect on financial condition or results of operations of ORIX. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

INVESTMENT CONSIDERATIONS

Prior to making an investment decision, prospective investors in ORIX securities should carefully consider, along with other matters set out in this Supplement, the following:

Considerations Relating to ORIX and its Business

ORIX's business may continue to be adversely affected by the recession in Japan

ORIX's business may continue to be adversely affected by the recession in Japan. The recession may affect ORIX's new business origination volume, the credit quality of its assets and margins on operating assets.

The Japanese economy has shown slow growth or negative growth for most of the last decade. Although from 1995 to early 1997 the economy recovered to some extent, since 1997 recessionary conditions have prevailed.

As a result of adverse economic conditions in Japan, ORIX may be unable to originate more leases and loans and its non-performing assets may increase. ORIX's allowance for doubtful receivables on direct financing leases and possible loan losses may prove to be inadequate. Adverse economic conditions may prevent its customers from meeting their financial obligations. The value of collateral securing ORIX's loans and the value of equipment that ORIX leases to customers may decline. ORIX's ability to re-lease or remarket equipment on favorable terms may also be limited by adverse economic conditions in Japan. Any such event may have an adverse effect on the results of operation and financial condition of ORIX.

ORIX's credit losses on exposures to Japanese real estate-related companies and construction companies may exceed its allowances for these loans

At March 31, 2002, ORIX had loans outstanding of ¥311,609 million (*$2,339 million*) to real estate-related companies and construction companies. Of that amount, it maintained an allowance for possible loan losses of ¥31,045 million (*$233 million*). ORIX's allowance for doubtful receivables on direct financing leases and possible loan losses may be inadequate to cover credit losses on its loans to real estate related companies and construction companies.

Japanese real estate-related companies and construction companies have been severely affected by the collapse of the bubble economy in Japan. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate and loans secured by real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. Therefore, these companies may have difficulty paying amounts due on loans. In addition, the value of real estate collateral securing ORIX's loans from real estate-related companies and construction companies may further decline. This may prevent ORIX from fully recovering its loans to those companies if they default on their obligations.

ORIX's business may continue to be adversely affected by adverse economic conditions in the United States

A portion of ORIX's revenue is derived from its operations in the United States, and ORIX has significant investments in securities of US issuers. The US economy has shown slow growth since the second half of the year ended March 31, 2001, accompanied by declining stock prices and corporate earnings, and according to some authorities is currently in recession. ORIX's results of operations have been and may continue to be adversely affected by adverse economic conditions in the United States. Adverse effects on ORIX's US operations might include:

- an increase in provisions for doubtful receivables and possible loan losses if the financial condition of ORIX's US customers deteriorates;
- an increase in write-downs of securities and other investments if the market values of securities continue to decline and such declines are not expected to be temporary or as a consequence of the insolvency of issuers; and
- an increase of losses on sale of or unrealized loss on real estate holdings if the value of its real estate in the United States declines significantly.

Adverse developments affecting other Asian economies may continue to adversely affect ORIX's business

The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where ORIX operates have experienced problems since the second half of 1997. Although economic conditions in some of these countries have improved, ORIX may suffer losses on investments in these countries and poor operating results on its businesses in these countries if these countries experience

- declines in the value of the local currency,
- declines in gross domestic product,
- declines in corporate earnings,
- political turmoil, or
- stock market volatility.

These and other factors could result in

- lower demand for ORIX's services,
- further deterioration of credit quality of ORIX's customers in Asian markets,
- the need to provide financial support to ORIX's Asian subsidiaries or affiliates, or
- further write-offs of Asian assets.

Changes in market interest rates and currency exchange rates could adversely affect ORIX's assets and its financial condition and results of operations

ORIX is subject to risks relating to changes in market rates of interest and currency exchange rates.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect ORIX's ability to originate new transactions, including direct financing leases and loans, and ORIX's ability to grow.

On the other hand, a decrease in interest rates could result in faster prepayments of loans. In addition, changes in market interest rates could affect the interest income that ORIX receives on interest-earning assets differently than the interest rates it pays on interest-bearing liabilities. This could increase ORIX's interest expense more than its revenues. An increase in market interest rates could make some of ORIX's floating-rate loan customers default on ORIX's loans to them.

Not all of ORIX's assets and liabilities are matched by currency. As a consequence, rapid or significant changes in currency exchange rates could have an adverse impact on ORIX's assets and its financial condition and results of operations.

ORIX may suffer losses on its investment portfolio

ORIX holds large investments in debt and equity securities, mainly in Japan and the United States. At March 31, 2002, the book value of its investments in securities was ¥861,336 million (*$6,464 million*). ORIX may suffer losses on these investments because of changes in market prices, defaults or other reasons.

6.2% of ORIX's investment in securities at March 31, 2002 was marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on equity securities are generally recorded in shareholders' equity, net of income taxes, and are not directly charged to income. However, declines in market value on available-for-sale securities are charged to income if ORIX believes that these declines are other than temporary. ORIX recorded ¥10,848 million in charges of this kind in the year ended March 31, 2001 and ¥19,742 million in charges of this kind in the year ended March 31, 2002. ORIX may have to record more charges of this kind in the future.

ORIX has substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. It may realize losses on investments in debt securities as a result of issuer defaults or deterioration in issuers' credit quality. It may also realize losses on its investment portfolio if market interest rates increase. Current market interest rates for yen-denominated obligations are particularly low.

ORIX may suffer losses if it is unable to remarket leased equipment returned to it

ORIX leases equipment under direct financing leases and operating leases. In both cases there is a risk that ORIX will suffer losses at the end of the lease if ORIX is unable to realize the residual value of the equipment that is estimated at the beginning of the lease. This risk is particularly significant in operating leases, because the lease term is much shorter than the useful life of the equipment. If ORIX is unable to sell or re-lease the equipment at the end of the lease, it may not recover its investment in the equipment and it may suffer losses. ORIX's estimates of the residual value of equipment are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. If equipment values and product market trends differ from ORIX's expectations, such estimates may prove to be wrong.

ORIX's allowance for doubtful receivables on direct financing leases and possible loan losses may be insufficient

ORIX maintains an allowance for doubtful receivables on direct financing leases and possible loan losses. This allowance reflects ORIX's judgment of the loss potential, after considering factors such as:

- the nature and characteristics of obligors,
- economic conditions and trends,
- charge-off experience,
- delinquencies,
- future cash flows, and
- the value of underlying collateral and guarantees.

ORIX cannot be sure that its allowance for doubtful receivables on direct financing leases and possible loan losses will be adequate over time to cover credit losses in these portfolios. This allowance may turn out to be inadequate if adverse changes in the Japanese economy or other economies in which ORIX competes or discrete events adversely affect specific customers, industries or markets. If ORIX's allowance for doubtful receivables on direct financing leases and possible loan losses is insufficient to cover these changes or events, ORIX could be adversely affected.

ORIX may lose market share or suffer reduced interest margins if its competitors compete with ORIX on pricing and other terms

ORIX competes primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. From time to time, ORIX's competitors seek to compete aggressively on the basis of pricing and terms and ORIX may lose market share if it is unwilling to match its competitors because it wants to maintain its interest margins. Because some of ORIX's competitors are larger than it and have access to capital at a lower cost than ORIX has, they may be better able to maintain profitable interest margins while still reducing prices. To the extent that ORIX matches its competitors' pricing or terms, it may experience lower interest margins.

ORIX's access to liquidity and capital may be restricted by economic conditions in Japan

ORIX's primary sources of funds are cash flow from operations, borrowings from banks and other institutional lenders, and funding from capital markets activities, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securitizations and other debt securities. A downgrade in ORIX's credit ratings could result in an increase in its interest expense and could have an adverse impact on its ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on ORIX's financial position and liquidity. Even if ORIX is unable to access these markets on acceptable terms, it has access to other sources of liquidity, including bank borrowings, cash flow from its operations and sales of its assets. ORIX cannot be sure, however, that these other sources will be adequate if its credit ratings are downgraded or other adverse conditions arise.

ORIX continues to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. ORIX also relies on the capital markets as a funding source, including the commercial paper and corporate bond markets. ORIX is taking steps to reduce refinancing risks by diversifying its funding sources and increasing committed credit facilities from Japanese banks and foreign banks. Despite these efforts, committed credit facilities are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk that ORIX will be unable to roll over other short-term funding remains.

Inability to Assert Claims against Independent Auditors

ORIX's consolidated financial statements as of and for the three years ended March 31, 2001 referred to in this Supplement have been audited by Asahi & Co., independent public accountants and a member firm of Andersen Worldwide SC. Asahi & Co. is auditing ORIX's consolidated financial statements as of and for the year ended March 31, 2002, but such audit has not been completed as of the date of this Supplement.

It has been reported in the press that Arthur Andersen LLP, which is the US member firm of Andersen Worldwide SC, is under investigation by various agencies of the US government for its role as independent auditors of Enron Corp. and its subsidiaries ("Enron") and that Arthur Andersen LLP was indicted in a US federal court on obstruction of justice charges. It has also been reported that shareholders and employees of Enron have commenced legal proceedings against Arthur Andersen LLP seeking substantial damages related to its audit of Enron. Arthur Andersen LLP may suffer significant financial and reputational loss as a result of such investigations and actions, including as a result of substantial damage or settlement payments and loss of audit clients and employees, which may ultimately lead to its insolvency and dissolution.

Asahi & Co. has informed ORIX that:

- while it receives certain technical assistance and support from Arthur Andersen LLP as a member firm of Andersen Worldwide SC in connection with its audit of ORIX's financial statements which are prepared in accordance with US GAAP, Asahi & Co. is a legal entity separate from

Arthur Andersen LLP and therefore does not expect to incur any direct or indirect liability as a result of any investigations or legal actions against Arthur Andersen LLP;

- Asahi & Co. may seek an affiliation with, or pursue a merger or other combination with another accounting firm in Japan affiliated with, one of the other leading US accounting firms; and
- Asahi & Co. has entered into a binding cooperation agreement with KPMG International to provide Asahi & Co. with technical and other services.

However, there is no assurance that developments affecting Arthur Andersen LLP will not have a material adverse effect on the financial condition of Asahi & Co. Asahi & Co. may not be able to establish a relationship with one of the other leading US accounting firms, through a combination with another Japanese accounting firm or otherwise. Furthermore, it is possible that the entity resulting from any such combination will not legally succeed to or otherwise assume the liabilities of Asahi & Co. Accordingly, there is no assurance that purchasers of LYONs will be able to assert any claims against, or recover any damages from, Asahi & Co. or its legal successors in respect of this Offering Circular, including the consolidated financial statements of ORIX included herein.

ORIX expects to be treated as a passive foreign investment company

ORIX expects, for the purpose of US federal income taxes, to be treated as a passive foreign investment company because of the composition of its assets and the nature of its income. If an investor is a US person, because ORIX is a passive foreign investment company, such investor will be subject to special US federal income tax rules that may have negative tax consequences on a disposition of shares of common stock of the Company or other securities issued by the Company or on receipt of certain distributions on Shares of common stock of the Company or other securities issued by the Company and will require annual reporting.